NIPPON STEEL CORPORATION

General Administration Division

6-3, Otemachi 2-chome,
Chiyoda-ku, Tokyo 100-8071, Japan

August 5, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 5th Street, N.W.
Washington, D.C. 20549

Re: SEC File No. 82-5175
Nippon Steel Corporation (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Included is all information since our last correspondence to you under Rule 12g3-2(b) required to be furnished pursuant to Rule 12g3-2(b)(1)(iii). Enclosed herewith and listed in Annex A hereto are documents which are English language versions or summaries required to be submitted pursuant to Rule 12g3-2(b). Brief description of document for which no English language version, translation or summary has been prepared is set forth in Annex B.

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Robert G. Delamater, Andrew W. Winden or Bradley K. Edmister of Sullivan & Cromwell, 125 Broad Street, New York, New York 10004-2498, (telephone: 212-558-4000; facsimile: 212-558-3588).

Very truly yours,

Nippon Steel Corporation

By *Yoshihiro Hosokawa*
Name: Yoshihiro Hosokawa
Title: Manager, General Administration Division

8/9

(Enclosures)

cc: Robert G. Delamater, Esq.
Margaret K. Pfeiffer, Esq.
Andrew W. Winden, Esq.
Bradley K. Edmister, Esq.
(Sullivan & Cromwell)

Annex A

Tab A: Documents Sent to Shareholders of the Company

1	Notice of the 80th Annual Meeting of Shareholders	June 3, 2004
2	79th Term Business Report (from April 1, 2003 to March 31, 2004)	June 3, 2004

Tab B: Documents Submitted to Japanese Stock Exchanges where Shares of the Company are Listed

1	Brief Statement of the Consolidated Closing of Accounts for the March 2004 Term	April 28, 2004
2	Overview of the Non-Consolidated Financial Statements for the March 2004 Term	April 28, 2004
3	Consolidated Financial and Operating Results for the First Quarter of Fiscal 2004	July 30, 2004

Tab C: News Releases Released on the Company's Homepage (January 23, 2004 to present)

Annex B

Document Filed in Japanese with Japanese Authorities

Title	Filing Date	Notes
Annual Securities Report	June 25, 2004	Filed with the Kanto Zaimukyoku, the local authority under the Ministry of Finance.

File No. 82-5175

(English Translation of Notice of the 80th Annual Meeting of Shareholders)
June 3, 2004

Dear Shareholder:

Akira Chihaya
Representative Director and Chairman of the Board of Directors
Nippon Steel Corporation
6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8071, Japan

Notice of the 80th Annual Meeting of Shareholders

We are pleased to invite you to attend the 80th Annual Meeting of Shareholders which will be held at **10 a.m., Friday, June 25, 2004**, at the **Main Hall, 2nd Floor, Nippon Steel Building, 6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo, 100-8071, Japan**, the agenda of which is set forth below.

If you are unable to attend, you can exercise your voting rights by paper ballot or via the Internet. Please read through the attached documents, and either return the Voting Rights Exercise Form with your selections and seal or vote via the website designated by the Company (http://www.web54.net). For details on exercising voting rights via the Internet, please read the attached "Exercise of Voting Rights Via the Internet" on pages 5 and 6.

Attendees are requested to submit the enclosed Voting Rights Exercise Form at the reception desk upon arrival at the meeting. Doors will open at 9:00 a.m.

AGENDA

Matters to be reported to the shareholders:
Balance sheet as of March 31, 2004, and statement of income and report on operations for the 79th term (from April 1, 2003 to March 31, 2004)

Matters for approval by the shareholders:

Item 1: Appropriation of profit for the 79th term (from April 1, 2003 to March 31, 2004)

Item 2: Partial amendments to the Articles of Incorporation
The proposed amendments are described in the attached "Reference Documents for Exercising Voting Rights" (page 3).

Item 3: Election of two (2) corporate auditors

Item 4: Retirement bonuses to retiring corporate auditors

The balance sheet, the statement of income, the report on operations, the

proposed appropriation of profit and a copy of the report of board of corporate auditors are in the attached "79th Term Business Report" (pages 1 through 9).

Reference Documents for Exercising Voting Rights

1. Total number of votes held by shareholders with voting rights: 6,701,308 votes

2. Matters for approval by shareholders and relevant information

Item 1: Appropriation of profit for the 79th term (from April 1, 2003 to March 31, 2004)

The proposed appropriation is described in the attached "79th Term Business Report" (page 9). The interim dividend was shelved for the first half of the 79th term. However, the Board of Directors proposes an annual dividend of ¥1.50 per share, the same as that for the previous fiscal year, as a result of carefully considering fiscal 2003 operating results, future prospects, the company's improved financial structures and other factors. Reserves will be set aside pursuant to the provisions of the Special Taxation Measures Law. At the same time, a sum of ¥75 billion will be set aside as special reserve.

Item 2: Partial amendments to the Articles of Incorporation

The Board of Directors proposes to partially amend the existing Articles of Incorporation.

1. Reasons for the amendments

"Law Concerning Partial Amendments to the Commercial Code and to the Law for Special Provisions for the Commercial Code Concerning Audits, etc. of *Kabushiki-Kaisha* (Joint Stock Companies)" (Law No. 132, 2004) allows a company to purchase its own shares by a resolution of the Board of Directors, if the Articles of Incorporation of that company so provide. In light of this, amendments to the Articles of Incorporation are proposed to facilitate the securement of higher flexibility in the Company's capital procurement policy (Article 7 added and the number for each of the subsequent articles increased by one).

2. Amendments

The following table compares the existing articles with the proposed amendments. The amendments are underlined.

Before amendment	After amendment
(New article)	Article 7. The Company may purchase its own shares by resolution of the Board of Directors.
Article 7~Article 39 (omitted)	Article 8~Article 40 (same as left)

Item 3: Election of two (2) corporate auditors

At the conclusion of the 80th Annual Meeting of Shareholders, the current

corporate auditor Takeshi Yoshii retires and the term of office of the current corporate auditor Akira Shoga ends. The Board of Directors proposes that two (2) corporate auditors be elected. The candidates for corporate auditors are as follows. The submission of this item to the 80th Annual Meeting of Shareholders has been consented by the Board of Corporate Auditors.

Candidates for Corporate Auditors

	Name (date of birth)	Brief personal history (positions in other companies as representative)	Number of shares of the Company owned
1	Tetsuo Seki (July 29, 1938)	April 1963: Joined Yawata Iron & Steel Co., Ltd. June 1993: Director of the Company June 1994: Director and General Manager, Accounting & Finance Division April 1997: Managing Director April 2000: Representative Director and Executive Vice President April 2003: Director Assumed current position as Executive Advisor in June 2003	85,061 shares
2	Shigeru Matsuyama (September 27, 1947)	July 1971: Joined the Company March 1998: General Manager, Environmental Management Division April 2001: General Manager, Machinery & Materials Division Assumed current position as Executive Counsellor and General Manager, Machinery & Materials Division in April 2002	24,087 shares

Item 4: Retirement bonuses to retiring corporate auditors

The Board of Directors proposes to provide retirement bonuses to Senior Corporate Auditor (full-time) Takeshi Yoshii and Corporate Auditor (full-time) Akira Shoga, who are retiring at the conclusion of the 80th Annual Meeting of Shareholders, in accordance with the Company's standard as a reward for their services during their terms of office. The Board of Directors proposes to provide ¥92,500,000 in the aggregate to those corporate auditors.

The brief personal history of the retiring corporate auditors is as follows:

Name	Brief personal history
Takeshi Yoshii	Assumed current position as Senior Corporate Auditor (full-time) in June 2000
Akira Shoga	Assumed current position as Corporate Auditor (full-time) in June 2001

Exercise of Voting Rights via the Internet

Those who are unable to attend the Annual Meeting of Shareholders can exercise their voting rights via the Internet.

Voting rights may be exercised via the Internet only by using the specified website (http://www.web54.net).

In order to exercise your voting rights on the website, please read and confirm the following before voting.

Please note that the exercise of voting rights via the Internet will require "voting right exercise code" and "password" indicated in the Voting Rights Exercise Form.

• Treatment of votes

1) When voting rights are exercised more than once, the last vote is treated as the vote of record.
2) When votes are registered both by the Voting Rights Exercise Form and via the Internet, the final vote to arrive at the Company is treated as the vote of record. However, if votes arrive on the same date, the vote registered by the Internet is treated as the vote of record.

• Treatment of password

1) The password is a means to confirm that the person exercising his or her voting rights is the shareholder in question. Shareholders are advised to keep the password confidential until the Annual Meeting of the Shareholders is concluded. Inquiries about passwords may not be made by telephone or other means.
2) When incorrect passwords are entered more than a specified number of times, the password will be invalidated. In such cases, please follow the instructions on the display.

• Operating system requirements

The following system environment is required to exercise voting rights by the Internet.

1) Display resolution: 800 x 600 dots (SVGA) or more
2) Installed applications:
   (1) Microsoft® Internet Explorer Ver. 5.01 SP 2 or newer
   (2) Adobe® Reader® Ver. 4.0 or newer

3) Any access charges assessed by the Internet providers and communications charges assessed by communications companies in order to use the Internet shall be borne by the shareholders.

4) Access by cellular phone to the website for exercising voting rights is not possible.

• Inquiries about the operation of personal computers and other issues

Please direct inquiries on operation of personal computers etc. for exercising your voting rights via the Internet to the following:

Tel: +81-3-5677-2031 (9:00~21:00, Monday through Friday)

This is a dedicated line for website support provided by the transfer agent, Chuo Mitsui Trust & Banking.

Map of Nippon Steel Corporation:

Omitted.

Nippon Steel Corporation
79th Term Business Report
From April 1, 2003 to March 31, 2004

REPORT OF OPERATIONS

1. Review of Operations

(1) General Review

(Progress and results of business operations and tasks ahead)

The Japanese Economy and the Steel Industry

The Japanese economy during fiscal 2003 showed a steady recovery, buttressed by a high level of exports primarily to Asia, a rally in private capital investment and other favorable factors.

In the steel industry, domestic steel demand for the construction industry remained sluggish; however, for automobile, shipbuilding and industrial machinery industries, each of which enjoyed brisk overseas demand, domestic demand for steel maintained a relatively firm pace. Steel exports also remained high, reflecting robust demand in China.

Under these circumstances, national crude steel production during fiscal 2003 increased by 1.19 million tons over the previous year to reach 110.98 million tons. Similarly, crude steel production at Nippon Steel rose by 0.24 million tons to a total of 30.14 million tons.

Management Policies

In this operating environment, Nippon Steel made its best endeavors to carry out the Medium-Term Consolidated Business Plan* (fiscal 2003 to 2005).

* The consolidated financial performance figures targeted by the Plan for fiscal 2005 are: ordinary profit of around ¥250 billion, return of sales of around 9%, return of assets of around 9%, interest-bearing debt of around ¥1,600 billion and shareholders' equity of around ¥1,000 billion.

• Steelmaking and Steel Fabrication

The worldwide availability of raw materials, fuels and freight capacity steeply contracted due to active demand in China. Amid soaring costs for raw materials, fuel and ocean freight, Nippon Steel worked to fine-tune production and shipments to meet demand, while also continuing efforts to improve both domestic and export prices for steel. At the same time, the company joined its group companies in a maximum effort to improve profitability.

In the area of equipment investments, successive steps are being taken to acquire a better balance in production, including the relining of blast furnaces (No. 4 blast furnace at Kimitsu Works completed in May 2003, and No. 2 blast furnace at Oita Works completed in May 2004).

Research and development efforts primarily targeted stronger international competitiveness, the development of highly differentiated products, and a commitment to environmental preservation and energy conservation. In automotive applications, the world saw the first commercialized development of 60 and 80 kgf/mm^2-class hot-dip iron-zinc alloyed steel sheets of the TRIP (transformation-induced plasticity) type with excellent formability and impact energy-absorbing properties. The technology for effectively utilizing plastic waste in the coke ovens used in ironmaking (a technology that is highly beneficial in creating a resources recycling-oriented society) was awarded the Fiscal 2003 Invention Prize by the Japan Institute of Invention and Innovation. In addition, the continuous subterranean steel diaphragm wall method that was developed for applications in the civil engineering and building construction fields won high acclaim.

Sustained emphasis was placed on strengthening Nippon Steel's alliance with other domestic and foreign steelmakers. Nippon Steel and Sumitomo Metal Industries, Ltd. integrated their stainless steel businesses through a new company named Nippon Steel & Sumikin Stainless Steel Corporation that was jointly established (joint *Shinsetsu Bunkatsu*) on schedule in October 2003. Overseas, Nippon Steel signed a Joint Venture Agreement with Baoshan Iron & Steel Co., Ltd. of China and Arcelor of the EU to establish a company on Baoshan Iron & Steel's premises (Shanghai) to manufacture and sell automotive steel sheets. Nippon Steel continues, with Arcelor, to conduct joint R&D in the area of automotive steel sheets and joint technological approach in response to world-car projects of automobile makers. Nippon Steel also reached an agreement with the Ispat Group, a longtime partner in Nippon Steel's joint ventures in the U.S. to manufacture cold-rolled and coated steel sheets, to establish a closer alliance aimed at enhancing the ability of these joint ventures to respond to the needs of North American automakers and other customers. Further, the strategic alliance between Nippon Steel and POSCO of Korea has led to their support for consolidation of operations of a coal mine in Australia in which Nippon Steel has equity interests and another Australian coal mine in which POSCO has equity interests. The consolidation was agreed in February 2004.

In the procurement of raw materials, a worldwide tightening of supply and demand for steel raw materials has been caused by brisk demand in China and other countries. To cope with this, basic agreements were reached with Rio Tinto (Australia and the U.K.) on creating a comprehensive alliance involving Nippon Steel's acquisition of interests in and the development of iron ore and coking coal mines in Australia and conclusion of long-term contracts for such raw materials. Nippon Steel anticipates that the basic agreements will ensure the stable supply of steel raw materials over medium- to long-term basis and also establish a closer relationship with Rio Tinto in a wide range of areas including cooperation on marine transportation. Nippon Steel also came to an agreement with Kanematsu Corporation and Tianjin Tiantie Coking and Chemical Co., Ltd., a company from which Nippon Steel procures coke in China, on the establishment of a joint venture in Tianjin City, China to manufacture and sell coke.

As for Nippon Steel's strategies for the operation of all Nippon Steel Group companies, efforts on stronger consolidated management and "selection and concentration" of management resources in core businesses were accelerated in fiscal 2003. An agreement was reached in April 2004 to transform three consolidated subsidiaries into wholly owned subsidiaries of Nippon Steel in July 2004, through share-for-share exchange *(Kabushiki Kokan)* using Nippon Steel's treasury stocks. These companies are Nittetsu Steel Sheet Corporation, Nittetsu Steel Pipe Co., Ltd. and Nippon Steel Metal Products Co., Ltd., each of which functions as a core company of the Nippon Steel Group vis-à-vis activities in markets for steel sheets used as building materials, steel pipe and tubes, and fabricated products used in building construction and civil engineering, respectively. However, in order for these companies to continue making strides in the future, it was determined that a still stronger alliance had to be established in which each company was more closely integrated with Nippon Steel than ever before. In addition, business integration is being actively promoted among Nippon Steel Group companies, mainly those engaged in sales and processing of steel products.

- **Engineering and Construction**

In the engineering and construction sector, a severe operating environment in the domestic market still prevails due primarily to prolonged stringency in public works expenditures. Under these circumstances, Nippon Steel is strengthening the development and promotion of customer-oriented solution projects that meet both social and client needs. These efforts were rewarded with new orders, including one in the environmental field that was placed by Kitakyushu City for a large direct waste melting and recycling plant and another in the construction field for the No. 7 Central Government building—one of the largest private finance initiative (PFI) projects in the country.

Overseas, Nippon Steel has steadily secured orders for oil and natural gas development projects in Sakhalin, Russia, and other Asian districts. At the same time, stepped-up marketing has been promoted in China by capitalizing on a newly established subsidiary involved in steel plant business.

Further, Nippon Steel is making steady progress in implementing various energy related solution businesses, which include retail electricity sales and wind power generation.

- **Urban Development**

Nippon Steel City Produce, Inc. is using its unique capabilities as a developer to promote various urban development projects. These include the Yawata-Higashida comprehensive development project in Kitakyushu and the Hanada development project in Sakai, Osaka, both of which utilize company-owned lands. Nippon Steel City Produce is also committed to projects involving asset reevaluation in the redevelopment of underutilized urban areas and to condominium sales mainly in Tokyo metropolitan areas and the Kansai district.

- **Chemicals and Nonferrous Materials**

Nippon Steel Chemical Co., Ltd., which became a wholly owned subsidiary of Nippon Steel in July 2003, spearheads the chemicals operations of the Nippon Steel Group. Following its inception as a coal chemicals business, this company has developed to include fields of petrochemical products and electronics materials into which it has preferentially injected management resources. These include ESPANEX, an adhesive-free copper-clad laminated sheet for flexible printed circuit boards in addition to styrene monomers and other petrochemical products. In so doing, it now compares favorably with other major chemical companies in Japan in terms of profitability. In March 2004, Nippon Steel Chemical signed two basic agreements, one for a joint venture to sell industrial gases and another for a joint venture to conduct tar operations. Thus, by pursuing a policy of selection and concentration in business, this company aims to improve and solidify its profit base.

In the area of new materials, a recovery in the major market of IT-related industries was a factor in favorable business operations. Metal foils for use mainly in suspension materials for hard disc drives served as a prime mover in this buoyancy. Another brisk sector was the area of semiconductor materials, including bonding wires and fillers for IC chips, which are prominently served by subsidiaries of Nippon Steel.

In titanium operations, aggressive efforts were directed at the acquisition of large-scale orders for construction materials in domestic and overseas projects and also at the development of new applications for titanium products, such as consumer goods and mufflers for two-wheeled vehicles.

In the area of silicon wafers, Nippon Steel sold all of its equity holdings (45% of the outstanding shares) in Wacker NSCE Corporation, an affiliate of Nippon Steel accounted for by the equity method, to Wacker Group.

- **System Solutions**

The operating environment of the system solutions business continues to be tight, marked by customers strict selection of system solutions projects, fiercer competition with other system solutions companies and declining prices. In this environment, NS Solutions Corporation, a subsidiary of Nippon Steel, has made full use of advanced business-operations knowledge and information systems technology to help clients solve problems, thereby winning high market acceptance.

In addition, NS Solutions has reinforced its commitment to solidifying its business foundations and to improving competitiveness. While strengthening the functions of a special team dedicated solely to assist the formulation of an IT strategy, the company has built an integrated lifecycle support structure for its systems that extends from consulting to development, management and maintenance. At the same time, the company has enhanced the activities to

ensure precise management of project risks while also promoting solution activities focused on the pursuit of higher development productivity.

· **Other Businesses: Electric Power Supply, Services and Others**

Nippon Steel supplies wholesale electricity to electric power companies from its Hirohata, Yawata, Kamaishi, Muroran, and Oita Works.

The gas holder explosion that occurred at Nagoya Works in September 2003 caused great anxiety among nearby residents, customers and many other relevant persons. In April 2004, a new gas holder equipped with advanced safety and anti-disaster devices went into full-scale operation. Henceforth, Nippon Steel firmly resolves to enhance its commitment to safety and disaster prevention based on its experience of this accident.

In January 2004, the Fair Trade Commission of Japan ordered Nippon Steel to take elimination measures in respect of the sales activities of cold-rolled stainless steel sheets. Nippon Steel firmly resolves to demand compliance with laws and to procure ethical business conduct.

Sales and Revenues

Among the foregoing factors, domestic and overseas improvements in the sale prices in the steelmaking and steel fabrication sector and cost curtailments that exceeded expectations in the Medium-Term Consolidated Business Plan were particularly influential. Together, they more than offset adverse factors such as the upward spiral in market prices for raw materials and the gas holder explosion at Nagoya Works. As a result, non-consolidated sales for fiscal 2003 advanced to ¥1,861.8 billion, an increase of ¥72.1 billion over the previous year; operating profits rose to ¥162.9 billion, or a gain of ¥70.6 billion over the previous year; and ordinary profits rose to ¥117.6 billion, or an increase of ¥69.3 billion over the previous year. Due to a special loss of ¥34.2 billion credited to impairment for fixed assets and other reasons, non-consolidated net income for fiscal 2003 came to ¥51.2 billion before income taxes and to ¥31.1 billion after taxes, an improvement of ¥51.6 billion over the previous year.

As for consolidated operations, consolidated sales for fiscal 2003 came to ¥2,925.8 billion, or a gain of ¥176.5 billion over the previous year. Consolidated operating profits were ¥224.4 billion, or an increase of ¥81.5 billion over the previous year; consolidated ordinary profits were ¥172.8 billion, or a gain of ¥103.9 billion over the previous year; and consolidated net income was ¥41.5 billion, an improvement of ¥93.2 billion over the previous year.

Nippon Steel Group has been striving to advance the implementation of a series of accounting reforms. Starting with the 2003 fiscal year accounts, the group applied the accounting principles to the impairment for fixed assets earlier than mandated, thereby enhancing both the soundness of the group's financial structure and the transparency of its financial information.

Capital Procurement

Nippon Steel made every effort to reduce interest-bearing debts using cash flows arising from operating activities. At the same time, in order to procure the capital required for cash payments such as the redemption of loans and the repayment of long-term loans, Nippon Steel closely monitored developments in the financial market and secured less expensive capital by, among other means, issuing corporate bonds and acquiring long-term loans.

Nippon Steel also remained committed to improving its consolidated financial structure by proceeding with the liquidation of consolidated asset holdings, such as the assignment of mortgage loans for employees. As a result, the balance of interest-bearing debts outstanding at the end of fiscal 2003 was reduced to ¥1,561.2 billion, or an improvement of ¥310.6 billion from a year earlier—an achievement reached two years earlier than anticipated in the Medium-Term Consolidated Business Plan.

After carefully considering fiscal2003 operating results, future prospects, the company's improved financial structure and other factors, Nippon Steel proposes to pay a year-end dividend of ¥1.5 per share, unchanged from the previous year.

Nippon Steel decided not to pay bonuses to the directors and corporate auditors at the end of this fiscal year, as was the case in the previous year.

Tasks Ahead

Regarding the outlook of the Japanese economy, situations about the future of the Chinese economy and developments in foreign currency exchange rates require that they be closely watched. Nevertheless, a business recovery led mainly by exports and private capital investments can be expected.

In the Japanese steel industry, domestic demand for steel, especially among manufacturers, is expected to remain firm as a reflection of the recovery in private capital investments and buoyancy in external demand. Japanese steel exports will also see continued and active demand for the time being, especially from East Asia. It is feared, however, that the Japanese steel industry will be affected by worldwide shortfalls in the supply of steelmaking raw materials, together with upward spiraling prices, that will be caused by the ongoing rapid expansion of steel production in China.

In this environment, Nippon Steel will continue efforts to strengthen its technological development capabilities and its competitiveness in terms of quality. Concurrently, it will make every possible effort to fine-tune production to match demand. In addition, Nippon Steel, together with its group companies, will make managerial efforts to enhance profitability and accelerate to realize a sound financial structure. Based on our view that changes in the current global balance in the supply and demand of iron and steel products, triggered by the booming Chinese economy, not as short-lived but as a fundamental issue, Nippon Steel will ask its customers to fully understand this as it continues with efforts to improve steel prices.

A harsh operating environment is expected to persist in engineering and construction and other business sectors. Nippon Steel will focus its efforts on creating a stable profit foundation and strengthening its financial structure in these sectors.

Nippon Steel will aim for the following operating performance for fiscal 2004 (April 1, 2004 to March 31, 2005):

· **Consolidated Operating Performance**

(Billions of yen)

	Net sales	Operating profit	Ordinary profit	Net income
Fiscal 2004	3,090	250	200	100
1st half of fiscal 2004	1,440	85	65	30

· **Non-Consolidated Operating Performance**

(Billions of yen)

	Net sales	Operating profit	Ordinary profit	Net income
Fiscal 2004	1,920	200	150	80
1st half of fiscal 2004	900	75	55	30

In fiscal 2004 and beyond, Nippon Steel will, in principle, distribute profits consistent with the consolidated operating results of each fiscal year. The company will reward shareholders with dividends based on consideration of capital requirements for investment and other activities aimed at raising corporate value, prospects for future operating results and other relevant factors and by endeavoring to further reinforce its financial structure.

Nippon Steel and its group companies are firmly and collectively resolved to carry out the Medium-Term Consolidated Business Plan, thereby demonstrating the full potential inherent in the total capabilities of the Nippon Steel Group.

Nippon Steel wishes to take this opportunity to ask its shareholders for their understanding of the aforementioned circumstances and for their continued support.

(2) Sales Results

(omitted)

(3) Raw Materials

(omitted)

(4) Plant and Equipment Investments

(omitted)

(5) Capital Procurement

(omitted)

(6) Changes in Production, Financial Performance, Assets and Dividends

(omitted)

2. Outline of Nippon Steel

(1) Major Business Operations

(omitted)

(2) Major Plants, Research Institutes, Domestic Sales Offices and Overseas Offices

(omitted)

(3) Overview on Shares

(omitted)

(4) Convertible Bonds

(omitted)

(5) Major Lenders

(omitted)

(6) Members of the Board and Auditors

(omitted)

(7) Employee Data

(omitted)

(8) Consolidated Companies

(omitted)

3. Important Events After March 31, 2004

Nippon Steel resolved at its Board of Directors' meeting held on April 28, 2004 that Nippon Steel would make each of Nippon Steel Sheet Corporation, Nippon Steel Pipe Co., Ltd. and Nippon Steel Metal Products Co., Ltd. its wholly-owned subsidiary as of July 31, 2004 through share-for-share exchange under the Commercial Code of Japan. NSC and each of Nippon Steel Sheet, Nippon Steel Pipe and Nippon Steel Metal Products entered into a share-for-share exchange agreement respectively. 1.095 Nippon Steel shares will be allocated

to 1 Nippon Steel Sheet share, 0.646 Nippon Steel share to 1 Nippon Steel Pipe share and 1.679 Nippon Steel shares to 1 Nippon Steel Metal Products share (62,979,951 Nippon Steel shares held as treasury stock will be allocated in total). The share-for-share exchanges will be implemented without obtaining the approval of the meeting of shareholders of Nippon Steel according to the provision of Clause 1, Article 358 of the Commercial Code of Japan.

BALANCE SHEET (non-consolidated)
(attached below)

STATEMENT OF INCOME (non-consolidated)
(attached below)

PROPOSED APPROPRIATION OF PROFIT
(attached below)

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
(omitted)

REPORT OF BOARD OF CORPORATE AUDITORS
(omitted)

CONSOLIDATED FINANCIAL STATEMENTS
(attached below)

<Shareholder Reference Information>
(omitted)

File No. 82-5175

Financial Results

Consolidated financial statements :

Non-consolidated financial statements :

CONSOLIDATED BALANCE SHEETS

NIPPON STEEL

As of March 31, 2004 and 2003

File No. 82-5175

	Millions of yen	
ASSETS	**2004**	2003
Current assets :		
Cash and bank deposits	**81,219**	78,132
Notes and accounts receivable-trade	**411,571**	367,032
Marketable securities	**1,019**	996
Inventories	**540,562**	558,626
Deferred tax assets	**40,322**	21,143
Other	**172,725**	219,285
Less: Allowance for doubtful accounts	**(2,920)**	(624)
Total current assets	**1,244,500**	1,244,592
Fixed assets :		
Tangible fixed assets :		
Buildings and structures	**460,197**	499,710
Machinery and equipment	**805,962**	845,823
Land	**327,557**	357,885
Construction in progress	**71,981**	54,600
	1,665,698	1,758,019
Intangible fixed assets :		
Patents and utility rights	**5,574**	5,264
Software	**3,522**	5,200
Excess of cost over the underlying net equity of investments in subsidiaries and affiliates	**8,740**	-
	17,837	10,464
Investments and others :		
Investments in securities, unconsolidated subsidiaries and affiliates	**660,872**	533,405
Deferred tax assets	**68,992**	76,225
Other	**62,672**	184,764
Less: Allowance for doubtful accounts	**(14,656)**	(50,296)
	777,880	744,098
Total fixed assets	**2,461,416**	2,512,583
Total assets	**3,705,917**	3,757,175

LIABILITIES	2004	Millions of yen 2003
Current liabilities :		
Notes and accounts payable - trade	**337,243**	326,715
Short-term loans and long-term loans due within one year	**396,094**	701,210
Commercial paper	**31,000**	20,000
Bonds due within one year	**50,000**	40,112
Convertible bonds due within one year	**98,729**	-
Accrued expenses	**239,068**	254,463
Other	**239,800**	195,291
Total current liabilities	**1,391,935**	1,537,793
Long-term liabilities :		
Bonds and notes	**346,450**	340,000
Convertible bonds	-	98,729
Long-term loans	**637,882**	667,942
Deferred tax liabilities	**92,927**	35,287
Accrued pension and severance costs	**112,797**	110,109
Reserve for repairs to blast furnaces	**50,188**	50,274
Excess of the underlying net equity over cost of investments in subsidiaries and affiliates	-	2,940
Other	**38,005**	40,110
Total long-term liabilities	**1,278,252**	1,345,393
Total liabilities	**2,670,187**	2,883,187
Minority interest in consolidated subsidiaries	**97,148**	84,545
SHAREHOLDERS' EQUITY		
Common stock	**419,524**	419,524
Additional paid-in capital	**105,850**	105,518
Retained earnings	**298,734**	278,315
Unrealized gains on revaluation of land	**12,191**	6,621
Unrealized gains on available-for-sale securities	**129,833**	21,243
Foreign currency translation adjustments	(20,500)	(20,958)
Less: Treasury stock, at cost	(7,051)	(20,822)
Total shareholders' equity	**938,581**	789,443
Total liabilities and shareholders' equity	**3,705,917**	3,757,175

CONSOLIDATED STATEMENTS OF INCOME

NIPPON STEEL

Years ended March 31, 2004 and 2003

File No. 82-5175

	Millions of yen	
	2004	2003
Operating revenues :		
Net sales	**2,925,878**	2,749,306
Operating costs and expenses :		
Cost of sales	**2,443,188**	2,351,028
Selling, general and administrative expenses	**258,215**	255,316
	2,701,403	2,606,344
Operating profit	**224,475**	142,961
Non-operating profit and loss :		
Non-operating profit :		
Interest and dividend income	**6,099**	5,526
Equity in net income of unconsolidated subsidiaries and affiliates	**11,854**	-
Miscellaneous	**8,605**	12,437
	26,559	17,963
Non-operating loss :		
Interest expenses	**23,798**	29,186
Equity in net loss of unconsolidated subsidiaries and affiliates	**-**	20,418
Miscellaneous	**54,385**	42,439
	78,183	92,045
Ordinary profit	**172,851**	68,879
Special profit and loss :		
Special profit :		
Gain on sales of tangible fixed assets	**514**	7,666
Gain on sales of investments in securities and investments in subsidiaries and affiliates	**-**	26,381
	514	34,047
Special loss :		
Loss on disposal of tangible fixed assets and other assets	**2,869**	12,389
Loss on impairment for fixed assets	**60,055**	-
Loss on sales of investments in subsidiaries and affiliates	**3,698**	-
Loss on valuation of investments in securities	**2,823**	45,433
Special retirement allowances for voluntary retirement	**10,777**	9,922
Amortization of transition obligation in respect of the new accounting standard for retirement benefits	**4,384**	4,669
Industrial water obligation fee	**3,649**	-
Allowance for doubtful accounts	**-**	40,061
Loss on accidents at works	**4,377**	-
Loss on the integration of stainless-steel business	**6,492**	-
Loss on relinquishment of entrusted portion of the pension fund	**595**	302
Loss on business restructuring	**-**	19,185
Loss on valuation of real estate for sale	**-**	8,349
	99,723	140,313
Income(loss) before income taxes and minority interest	**73,642**	(37,386)
Income taxes - current	**56,096**	17,968
Income taxes - deferred	**(29,500)**	(8,712)
Minority interest in net income (loss) of consolidated subsidiaries	**5,531**	5,044
Net income (loss)	**41,515**	(51,686)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

NIPPON STEEL

Years ended March 31, 2004 and 2003

File No. 82-5175

	Millions of yen		
	Common stock	Additional paid-in capital	Retained earnings
Balance at March 31, 2002	**419,524**	**105,518**	**338,565**
Net loss for the year ended March 31,2003	-	-	(51,686)
Increase due to the change in the number of consolidated companies	-	-	658
Cash dividends	-	-	(10,210)
Directors' and corporate auditors' bonuses	-	-	(97)
Other	-	-	1,086
Balance at March 31, 2003	**419,524**	**105,518**	**278,315**
Net income for the year ended March 31,2004	-	-	41,515
Increase due to the change in the number of consolidated companies	-	-	(5,442)
Cash dividends	-	-	(9,991)
Directors' and corporate auditors' bonuses	-	-	(92)
Other	-	331	(5,569)
Balance at March 31, 2004	**419,524**	**105,850**	**298,734**

CONSOLIDATED STATEMENTS OF CASH FLOWS

NIPPON STEEL

Years ended March 31, 2004 and 2003

File No. 82-5175

	Millions of yen	
	2004	2003
Cash flows from operating activities :		
Income(loss) before income taxes and minority interest	73,642	(37,386)
Adjustments to reconcile net income to net cash provided by operating activities :		
Depreciation and amortization	183,510	196,653
Interest and dividend income (accrual basis)	(6,099)	(5,526)
Interest expenses (accrual basis)	23,798	29,186
Exchange losses(gains) on foreign currency transactions	3,166	7,262
Amortization of excess of the cost over underlying net equity of investments in subsidiaries and affiliates	1,744	(1,423)
Equity in net loss(income) of unconsolidated subsidiaries and affiliates	(11,854)	20,418
Gain on sales of investments in securities	5,828	(27,466)
Loss on valuation of investments in securities	2,526	44,460
Amortization of transition obligation in respect of new accounting standard for retirement benefits	4,384	4,669
Loss on impairment for fixed assets	60,055	-
Loss on the integration of stainless-steel business	6,492	-
Loss on restructuring of subsidiary's business structures	-	19,185
Loss on valuation of real estate for sale	-	8,349
Loss on disposal of tangible and intangible fixed assets	10,713	24,216
Gain on sales of tangible and intangible fixed assets	-	(7,487)
Changes in allowance for doubtful accounts	4,237	38,843
Changes in notes and accounts receivable-trade	(40,095)	39,734
Changes in inventories	26,740	24,274
Changes in notes and accounts payable-trade	7,661	6,262
Other	(35,191)	(7,532)
Interest and dividend income (cash basis)	7,699	6,828
Interest expenses (cash basis)	(23,928)	(29,038)
Income taxes (cash basis)	(17,010)	(19,980)
Net cash provided by operating activities	288,021	334,502
Cash flows from investing activities :		
Acquisition of investments in securities	(3,655)	(42,187)
Proceeds from sales of investments in securities	51,905	63,458
Acquisition of tangible and intangible fixed assets	(155,729)	(206,671)
Proceeds from sales of tangible and intangible fixed assets	24,545	23,261
Other	134,830	15,050
Net cash used in investing activities	51,897	(147,088)
Cash flows from financing activities :		
Payments for purchase of treasury stock	-	(19,374)
Net decrease(increase) in short-term loans	(253,846)	(81,844)
Net increase(decrease) in commercial paper	11,000	(96,000)
Proceeds from long-term loans	88,730	138,557
Payments of long-term loans	(189,834)	(86,183)
Proceeds from issuance of bonds and notes	56,246	94,568
Redemption of bonds and notes	(40,112)	(113,100)
Cash dividends	(9,991)	(10,210)
Proceeds from issuance of common stock to minority shareholders	-	12,276
Other	5,455	(15,693)
Net cash used in financing activities	(332,353)	(177,003)
Effect of exchange rate changes on cash and cash equivalents	(1,949)	(7,540)
Net increase(decrease) in cash and cash equivalents	5,615	2,869
Cash and cash equivalents at the beginning of the year	76,603	74,194
Increase(decrease) from the change in companies consolidated	(1,825)	(460)
Cash and cash equivalents at the end of the year	80,393	76,603

CONSOLIDATED SEGMENT INFORMATION

File No. 82-5175

NIPPON STEEL

Years ended March 31, 2004 and 2003

	Millions of yen	
	2004	2003
Sales		
Steelmaking and steel fabrication		
Customers	**2,127,949**	1,941,907
Intersegment	**28,997**	38,902
Total Sales	**2,156,946**	1,980,809
Engineering and construction		
Customers	**246,440**	247,456
Intersegment	**46,697**	27,447
Total Sales	**293,137**	274,903
Urban development		
Customers	**114,241**	97,119
Intersegment	**6,570**	8,069
Total Sales	**120,811**	105,188
Chemicals and nonferrous materials		
Customers	**244,579**	265,266
Intersegment	**31,217**	80,966
Total Sales	**275,797**	346,232
System solutions		
Customers	**124,998**	125,526
Intersegment	**25,851**	27,616
Total Sales	**150,850**	153,143
Other businesses		
Customers	**67,669**	72,029
Intersegment	**5,945**	7,029
Total Sales	**73,615**	79,059
Elimination of intersegment transactions	**(145,280)**	(190,031)
Consolidated total	**2,925,878**	2,749,306
Operating profit (loss)		
Steelmaking and steel fabrication	**189,717**	112,816
Engineering and construction	**4,359**	2,460
Urban development	**13,526**	4,469
Chemicals and nonferrous materials	**12,667**	13,458
System solutions	**9,182**	9,776
Other businesses	**(4,310)**	(2,115)
Elimination of intersegment transactions	**(668)**	2,135
Consolidated total	**224,475**	142,961

	Millions of yen	
	2004	2003
Identifiable assets		
Steelmaking and steel fabrication	**2,931,098**	2,813,843
Engineering and construction	**206,113**	216,367
Urban development	**160,394**	186,962
Chemicals and nonferrous materials	**281,847**	292,937
System solutions	**93,213**	97,482
Other businesses	**205,796**	353,667
Elimination of intersegment transactions	(172,544)	(204,086)
Consolidated total	**3,705,917**	3,757,175
Depreciation of identifiable assets		
Steelmaking and steel fabrication	**153,923**	163,644
Engineering and construction	**2,472**	1,914
Urban development	**2,409**	2,509
Chemicals and nonferrous materials	**11,853**	13,416
System solutions	**1,240**	1,282
Other businesses	**12,051**	14,255
Elimination of intersegment transactions	(440)	(369)
Consolidated total	**183,510**	196,653
Loss on impairment for identifiable assets		
Steelmaking and steel fabrication	**30,977**	-
Engineering and construction	**-**	-
Urban development	**14,788**	-
Chemicals and nonferrous materials	**1,455**	-
System solutions	**-**	-
Other businesses	**12,833**	-
Elimination of intersegment transactions	**-**	-
Consolidated total	**60,055**	-
Capital expenditure for identifiable assets		
Steelmaking and steel fabrication	**141,477**	125,765
Engineering and construction	**1,851**	2,180
Urban development	**1,320**	2,533
Chemicals and nonferrous materials	**9,219**	12,066
System solutions	**1,437**	1,097
Other businesses	**1,805**	22,804
Elimination of intersegment transactions	(7,519)	(3,131)
Consolidated total	**149,593**	163,318

NON-CONSOLIDATED BALANCE SHEETS

NIPPON STEEL Corporation

As of March 31, 2004 and 2003

File No. 82-5175

ASSETS	2004	2003
		Millions of yen
Current assets :		
Cash and bank deposits	**17,188**	7,278
Notes and accounts receivable-trade	**201,386**	168,917
Inventories	**338,101**	376,752
Deferred tax assets	**19,600**	2,400
Other	**170,673**	186,086
Less: Allowance for doubtful accounts	**(2,682)**	(1,248)
Total current assets	**744,269**	740,187
Fixed assets :		
Tangible fixed assets :		
Buildings and structures	**278,700**	305,278
Machinery and equipment	**589,662**	643,902
Land	**201,257**	231,316
Construction in progress	**61,595**	47,956
	1,131,215	1,228,455
Intangible fixed assets :		
Patents and utility rights	**1,457**	1,274
Software	**429**	2,233
	1,887	3,507
Investments and others :		
Investments in securities, unconsolidated subsidiaries and affiliates	**748,075**	558,943
Deferred tax assets	**-**	9,500
Other	**31,034**	56,342
Less: Allowance for doubtful accounts	**(4,127)**	(8,238)
	774,982	616,547
Total fixed assets	**1,908,084**	1,848,510
Total assets	**2,652,353**	2,588,698

	2004	2003
		Millions of yen
LIABILITIES		
Current liabilities :		
Notes and accounts payable - trade	**164,697**	161,459
Short-term loans and long-term loans due within one year	**106,776**	225,646
Commercial paper	**31,000**	20,000
Bonds due within one year	**50,000**	30,000
Convertible bonds due within one year	**98,729**	-
Accrued expenses	**230,106**	253,141
Other	**128,776**	91,219
Total current liabilities	**810,085**	781,466
Long-term liabilities :		
Bonds and notes	**330,000**	340,000
Convertible bonds	**-**	98,729
Long-term loans	**459,367**	473,834
Deferred tax liabilities	**57,300**	-
Accrued pension and severance costs	**60,806**	67,952
Reserve for repairs to blast furnaces	**48,147**	48,385
Other	**41,546**	64,558
Total long-term liabilities	**997,168**	1,093,459
Total liabilities	**1,807,254**	1,874,926
SHAREHOLDERS' EQUITY		
Common stock	**419,524**	419,524
Capital surplus	**105,820**	105,518
Retained earnings :		
Special tax-purpose reserve	**98,321**	101,432
Unappropriated retained earnings	**110,955**	86,652
	209,277	188,085
Unrealized gains on available-for-sale securities	**116,644**	20,039
Less: Treasury stock, at cost	(6,167)	(19,395)
Total shareholders' equity	**845,099**	713,772
Total liabilities and shareholders' equity	**2,652,353**	2,588,698

NON-CONSOLIDATED STATEMENTS OF INCOME

NIPPON STEEL Corporation

Years ended March 31, 2004 and 2003

File No. 82-5175

	Millions of yen	
	2004	2003
Operating revenues :		
Net sales	**1,861,829**	1,789,706
Operating costs and expenses :		
Cost of sales	**1,535,676**	1,537,331
Selling, general and administrative expenses	**163,185**	160,095
	1,698,862	1,697,426
Operating profit	**162,966**	92,279
Non-operating profit and loss :		
Non-operating profit :		
Interest and dividend income	**8,541**	10,085
Miscellaneous	**6,675**	6,608
	15,216	16,694
Non-operating loss :		
Interest expenses	**17,776**	21,996
Miscellaneous	**42,728**	38,618
	60,504	60,614
Ordinary profit	**117,678**	48,359
Special profit and loss :		
Special profit :		
Gain on sales of tangible fixed assets	-	6,588
Gain on sales of investments in securities and investments in subsidiaries and affiliates	**5,714**	24,357
	5,714	30,946
Special loss :		
Loss on disposal of tangible fixed assets and other assets	**820**	-
Loss on impairment for fixed assets	**34,283**	-
Loss on valuation of investments in securities	**2,204**	41,295
Special retirement allowances for voluntary retirement	**7,933**	7,957
Industrial water obligation fee	**3,649**	-
Loss on accidents at works	**4,377**	-
Loss on the integration of stainless-steel business	**6,492**	-
Provision for allowance for loss on guarantees	**12,346**	61,300
	72,109	110,553
Income(loss) before income taxes	**51,284**	(31,247)
Income taxes - current	**37,500**	900
Income taxes - deferred	**(17,400)**	(11,700)
Net income (loss)	**31,184**	(20,447)

Proposed Appropriation of Profit

	(Yen)
Unappropriated income (loss) for the term:	**110,955,891,744**
Transfer from reserve for accelerated depreciation:	483,014,806
Transfer from reserve for loss from investments:	1,584,944
Transfer from reserve for fixed assets reduction:	13,789,552,597
Total:	125,230,044,091

Appropriation of profit is proposed as follows:

Dividends (¥1.50 per share):	10,141,280,732
Reserve for accelerated depreciation:	519,248,613
Reserve for fixed-asset reduction:	4,645,681,815
Reserve for repair for blast furnace:	1,056,416,669
Special Reserve:	75,000,000,000
Unappropriated retained earnings to be carried forward to the next term:	33,867,416,262

File No. 82-5175

Brief Statement of the Consolidated Closing of Accounts for the March 2004 Term (April 1, 2003 to March 31, 2004)

April 28, 2004

Listed Company Name: Nippon Steel Corporation
Code No.: 5401
(URL http://www.nsc.co.jp)
Listings: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges
Location of Head Office: Tokyo
Representative: Akio Mimura, Representative Director and President
Contact: Tatsuro Shirasu, General Manager, Public Relations Center Tel: 81-3-3275-5014
Date of the Meeting of the Board of Directors on the Closing of Accounts: April 28, 2004
Adoption of U.S. Accounting Principles: No

1. Consolidated Performance for the March 2004 Term (April 1, 2003 to March 31, 2004)

(1) Consolidated operating results

Note: Amounts below one million yen are rounded down.

	Sales		Operating profit		Ordinary profit	
	¥ Million	%	¥ Million	%	¥ Million	%
March 2004 term	2,925,878	6.4	224,475	57.0	172,851	150.9
March 2003 term	2,749,306	6.5	142,961	95.7	68,879	311.3

	Net income (loss)		Net income (loss) per share	Fully diluted net income per share	Return on equity	Ratio of ordinary profit to total assets	Ratio of ordinary profit to sales
	¥ Million	%	¥	¥	%	%	%
March 2004 term	41,515	—	6.16	—	4.8	4.6	5.9
March 2003 term	(51,686)	—	(7.70)	—	(6.1)	1.8	2.5

Notes:
1) Equity in net income (loss) of unconsolidated subsidiaries and affiliates:
March 2004 term: ¥11,854 million
March 2003 term: (¥20,418 million)
2) Average number of shares outstanding during the term (consolidated):
March 2004 term: 6,725,458,525
March 2003 term: 6,735,016,953
3) Change in accounting method: Yes
4) Percentages for sales, operating profit, ordinary profit and net income show year-over-year changes.

(2) Consolidated financial condition

	Total assets	Equity capital	Equity ratio	Equity capital per share
	¥ Million	¥ Million	%	¥
March 2004 term	3,705,917	938,581	25.3	138.92
March 2003 term	3,757,175	789,443	21.0	118.74

Note:
Total number of shares outstanding at term-end (consolidated):
March 2004 term: 6,755,447,263
March 2003 term: 6,647,565,298

(3) Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at the end of the term
	¥ Million	¥ Million	¥ Million	¥ Million
March 2004 term	288,021	51,897	(332,353)	80,393
March 2003 term	334,502	(147,088)	(177,003)	76,603

(4) Scope of consolidation and application of the equity method

Number of consolidated subsidiaries: 259
Number of non-consolidated subsidiaries accounted for by the equity method: none
Number of affiliates accounted for by the equity method: 73

(5) Changes in the scope of consolidation and application of the equity method

Consolidation (newly included): 14 (excluded): 13
Equity method (newly applied): 2 (excluded): 15

2. Forecast of Consolidated Performance for the March 2005 Term (April 1, 2004 to March 31, 2005)

	Sales	Ordinary profit	Net income
	¥ Million	¥ Million	¥ Million
Interim term	1,440,000	65,000	30,000
Full term	3,090,000	200,000	100,000

Reference: Forecast of net income per share (full term): 14.73 yen

The forecast of net income per share is based on the forecasted average number of shares outstanding during the March 2005 term, which takes into account the share-for-share exchange (*kabushiki kokan*) to be executed when Nittetsu Steel Sheet Corporation, Nippon Steel Pipe Co., Ltd. and Nippon Steel Metal Products Co., Ltd. are made wholly-owned subsidiaries of Nippon Steel.

Note:
The above forecast is prepared by incorporating predictions based on the premises, estimates and plans pertaining to the future as of the date of the release of this Brief Statement of the Consolidated Closing of Accounts. Accordingly, there is a likelihood that the actual business performance for fiscal 2004 will differ considerably from this forecast depending on diverse future events. As regards the conditions of premises and other related matters, please refer to the "Outlook for Fiscal 2004" on pages 13~14.

8. Overview of the Non-Consolidated Financial Statements for the March 2004 Term (April 1, 2003 to March 31, 2004)

April 28, 2004

Listed Company Name: Nippon Steel Corporation
Code No.: 5401
(URL http://www.nsc.co.jp)
Listings: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges
Location of Head Office: Tokyo
Representative: Akio Mimura, Representative Director and President
Contact: Tatsuro Shirasu, General Manager, Public Relations Center Tel: 81-3-3275-5014
Date of the Board of Directors' Meeting on the Closing of Accounts: April 28, 2004
Date of the Ordinary General Meeting of Shareholders: June 25, 2004
Interim Dividend System: Yes
Adoption of one unit share system: One unit share (1,000 shares)

1. Non-Consolidated Performance for the March 2004 Term (April 1, 2003 to March 31, 2004)

(1) Operating Results

Note: Amounts below one million yen are rounded down.

	Sales		Operating profit		Ordinary profit	
	¥ Million	%	¥ Million	%	¥ Million	%
March 2004 term	1,861,829	4.0	162,966	76.6	117,678	143.3
March 2003 term	1,789,706	6.4	92,279	190.8	48,359	—

	Net income (loss)		Net income (loss) per share	Fully diluted net income per share	Return on equity	Ratio of ordinary profit to total assets	Ratio of ordinary profit to sales
	¥ Million	%	¥	¥	%	%	%
March 2004 term	31,184	—%	4.63	—	4.0	4.5	6.3
March 2003 term	(20,447)	—%	(3.03)	—	(2.7)	1.8	2.7

Notes:
1) Average number of shares outstanding during the term:
March 2004 term: 6,736,038,175
March 2003 term: 6,748,835,479

2) Change in accounting method4: Yes
3) Percentages for sales, operating profit, ordinary profit and net income show year-over-year changes.

(2) Dividend status

	Annual dividend per share	Interim	Year-end	Total dividends (annual)	Payout ratio	Dividend rate for shareholders' equity
	¥	¥	¥	¥ million	%	%
March 2004 term	1.50	0.00	1.50	10,141	32.4	1.2
March 2003 term	1.50	0.00	1.50	9,991	—	1.4

(3) Financial position

	Total assets	Equity capital	Equity ratio	Equity capital per share
	¥ Million	¥ Million	%	¥
March 2004 term	2,652,353	845,099	31.9	125.00
March 2003 term	2,588,698	713,772	27.6	107.15

Notes:
1) Total number of shares outstanding at term-end:
March 2004 term: 6,760,853,821
March 2003 term: 6,661,170,688
2) Number of treasury stock at term-end:
March 2004 term: 46,127,156
March 2003 term: 145,810,289

2. Forecast for Non-Consolidated Performance for the March 2005 Term (April 1, 2004 to March 31, 2005)

	Sales	Ordinary profit	Net income	Annual dividend per share		
				Interim term	Term-end	Total
	¥ Million	¥ Million	¥ Million	¥	¥	¥
September 2004 interim term	900,000	55,000	30,000		—	—
March 2005 term	1,920,000	150,000	80,000	—		

Reference: Forecast net income per share (full year): 11.78 yen
The forecast of net income per share is based on the forecasted average number of shares outstanding during the March 2005 term, which takes into account the share-for-share exchange (*kabushiki kokan*) to be executed when Nittetsu Steel Sheet Corporation, Nippon Steel Pipe Co., Ltd. and Nippon Steel Metal Products Co., Ltd. are made wholly-owned subsidiaries of Nippon Steel.

Notes:
1) Annual dividend per share is not presented because it has not yet been determined.
2) The above forecast is prepared by incorporating predictions based on the premises, estimates and plans pertaining to the future as of the date of the release of this Brief Statement of Consolidated Closing of Accounts. Accordingly, there is a likelihood that the actual business performance for fiscal 2004 will differ considerably from this forecast depending on diverse future events. As regards the conditions of premises and other related matters, please refer to the "Outlook for Fiscal 2004" on pages 13~14.

Notes to the Non-Consolidated Financial Statements

I. Important Accounting Policies

1. Valuation basis and valuation method for assets

(1) Valuation basis and valuation method for marketable securities
- Shares of subsidiaries and affiliates are valued at cost determined by the moving-average method.
- For other securities, Marketable securities are stated at fair value based on market prices, etc., on the closing date (the difference in revaluation is included in shareholders' equity and the cost of selling is calculated by the moving-average method), and non-marketable securities are valued at cost determined by the moving-average method.

(2) Valuation basis and valuation method for inventories
- Finished products, semifinished products and raw materials are valued at cost determined by the periodic-average method.
- Work in process is valued at the lower of cost or market value with cost being determined by the specific-identification method.
- Molds and rolls are valued at the lower of cost or market value with cost being determined by the periodic-average method. Other supplies are valued at the lower of cost or market value with cost being determined by the first-in first-out method.

2. Depreciation method for fixed assets
(1) Tangible fixed assets
Tangible fixed assets are depreciated by the declining-balance method.
However, the depreciation method of buildings (excluding auxiliary facilities attached to buildings) that were acquired on and after April 1, 1998, are computed using the straight-line method.
Major durable years are as follows:

Buildings	8~47 years
Structures	7~60 years
Machinery and equipment	7~15 years

(2) Intangible fixed assets
Amortization is generally computed using the straight-line method. For purchased computer software and software for which contracts have been concluded under which fees are payable by third parties, the straight-line method based on its internal estimated useful life (five years) is adopted.

3. Accounting basis for reserves
(1) Allowance for doubtful accounts
To prepare for credit losses, the allowance for doubtful accounts is provided, in accordance with the actual write-off rate and on a case-by-case basis for certain other doubtful receivables.

(2) Accrued pension and severance costs
To provide for the future payment of retirement benefits to employees, the Corporation provides for amount for the accrued pension and severance costs, based on the estimated payments as of the end of this non-consolidated term. The amortization of the implementation of a new accounting standard at the beginning of fiscal 2000 has been collectively written off at the interim term of fiscal 2000 by establishing employee retirement benefit trusts.

The past service costs are amortized by the straight-line method for a certain number of years equal to or less than the average period of service left at the time of accrual (14 years).

The actuarially computed difference is amortized by the straight-line method for a certain number of years equal to or less than the average period of service left at the time of accrual (14 years), starting with the following term of accrual.

(3) Reserve for special repairs
The reserve for special repairs is calculated based on the past repairing experiences for large-scale repair of blast furnaces and hot blast stoves.

(4) Allowance for the loss on guarantees
To provide for the loss involved in guarantees of loans and others, the allowance for the loss on guarantees is provided by taking into account the financial conditions, etc. of the borrowers.

4. Accounting for leases
Finance lease contracts, other than those by which the ownership of the leased assets is to be transferred to lessees, are accounted for by a method similar to the operating lease method.

5. Hedge accounting method
(1) Hedge accounting method
Deferred hedge accounting is adopted. Forward exchange contracts and receivables and payables in foreign currencies meeting the appropriation requirement are appropriated, and interest rate swaps meeting the special treatment requirements are specially treated.

(2) Hedging means and the transactions hedged
- Forward exchange contracts: Trades in foreign currency, receivables and payables and future transactions in foreign currencies
- Interest rate swaps: Loans and bonds and notes

(3) Hedging policy
The Corporation hedges the risk from fluctuations in interest rates or foreign exchange rates and price of raw nickel in accordance with an internal rule ("Management policy and procedure manual on derivatives"). The rule allows the Corporation to engage in derivative only in transactions based on actual demand, under the policy that the Corporation shall not use them for speculative trading purpose.

(4) Method to evaluate the effectiveness of hedging instruments
The Corporation semiannually evaluates the effectiveness of hedging instruments based on the fluctuated values and the like obtained by making a comparison between the sum of fluctuations in cash flows or fluctuations in quotations subjected to hedging and the sum of fluctuations in cash flows or fluctuations in quotations as the hedging instrument. However, the evaluation pertaining to forward exchange contracts which meet the appropriation requirement and of interest rate swaps which meet the special treatment requirement are omitted.

6. Other Important Policies for Presenting the Non-Consolidated Financial Statements
(1) Accounting for revenue
The Corporation applies the percentage-of-completion method in accounting for revenue relating to large-scale (contract amount of ¥3 billion or more) and long-term (construction period more than 12 months) construction contracts, and applies the completion-of-contract method for all other contracts.

Revenues from construction contracts accounted for by the percentage-of-completion method aggregated ¥39,733 million.

(2) Accounting for consumption taxes
The consumption tax and the local consumption tax are not included in revenues and expenses.

II. Change of Accounting Policies
Starting with the financial statements for the consolidated financial year ending March 31, 2004, it has become possible for the Corporation to adopt accounting standards for the impairment for fixed assets (Opinion Concerning the Establishment of Accounting Standards for the Impairment for Fixed Assets: Business Accounting Council, August 9, 2002) and Application Guidelines for Accounting Standards for the Impairment for Fixed Assets (Operating Guidelines for Business Accounting Standards, No. 6, October 31, 2003). In light of this, the Corporation adopted the standards and guidelines in the current fiscal term. The effect of this adoption on the income before income taxes and minority interest was minus ¥34,283 million.

The accumulated loss on the impairment for fixed assets was deducted directly from each asset value based on the revised rules on consolidated financial statements.

III. Notes to the Non-Consolidated Balance Sheets and the Statements of Income

(1) Accumulated depreciation deducted from tangible fixed assets: ¥3,926,412 million (¥3,995,059 million in the previous year)

(2) The assets pledged as collateral: ¥845 million (¥— million in the previous year)

(3) Contingent Liabilities

The ending balance of guarantee of loans: ¥36,210 million (¥67,286 million in the previous year)

Of which, the substantial amount taking into account guarantee of loans undertaken by others: ¥31,920 million (¥62,482 million in the previous year)

The ending balance of the committed guarantee of loans: ¥47,313 million (¥52,039 million in the previous year)

Of which, the substantial amount taking into account the committed guarantee of loans undertaken by others: ¥43,887 million (¥40,187 million in the previous year)

(4) Loss on Impairment for Fixed Assets

To determine loss on the impairment for fixed assets, the individual business operations, as a rule, were divided into groups by business sector. For the valuation of accounts recoverable, fair sales value was compared with value in use. While fair sales value was primarily applied for idle real estates, value in use was mainly for the rest. For the assessment of fair sales value, the prevailing market price based on the publicly announced price was applied. For the discount rate in the calculation of value in use, the Corporation's capital cost (7%) before income taxes was applied.

As a result, loss on the impairment for fixed assets amounting to ¥34,283 million (¥3,451 million for buildings, ¥1,552 million for structures, ¥29,153 million for land, etc.) was posted as a special loss. Primary factors contributing to this loss were company-owned idle real estates in each business operation, which, amid the recent plunge in land prices, have suffered a widening gap between the carrying amount and the market value.

Important Events after March 31, 2004

Nippon Steel resolved at its Board of Directors' meeting held on April 28, 2004 that Nippon Steel would make each of Nittetsu Steel Sheet Corporation, Nippon Steel Pipe Co., Ltd. and Nippon Steel Metal Products Co., Ltd. its wholly-owned subsidiary of as of July 31, 2004 through share-for-share exchange under the Commercial Code of Japan. NSC and each of Nittetsu Steel Sheet Corporation, Nippon Steel Pipe Co., Ltd. and Nippon Steel Metal Products Co., Ltd. entered into a share-for-share exchange agreement respectively. 1.095 Nippon Steel shares will be allocated to 1 Nittetsu Steel Sheet share, 0.646 Nippon Steel share to 1 Nippon Steel Pipe share and 1.679 Nippon Steel shares to 1 Nippon Steel Metal Products share (62,979,951 Nippon Steel shares held as treasury stock will be allocated in total). The share-for-share exchanges will be implemented without obtaining the approval of the meeting of shareholders of Nippon Steel according to the provision of Clause 1, Article 358 of the Commercial Code of Japan.

Reference: (Non-Consolidated)

Comparison of Sales Performance

(Quantity: Thousand tons; Amount: Millions of yen)

Segment	Item	March 2004 term	March 2003 term	Variance
Steel products	Quantity	29,388	29,171	218
	(Unit price)	(¥52,232)*	(¥49,709)	(¥2,523)
	Amount	1,535,023	1,450,056	84,966
Pig iron and steel ingots	Amount	22,279	19,071	3,207
Engineering and construction	Amount	242,347	251,916	(9,568)
Chemicals and nonferrous materials, power supply and others	Amount	62,179	68,662	(6,483)
Total (exports, inclusive)	Amount	1,861,829 (540,424)	1,789,706 (499,158)	72,122 (41,266)

* Nippon Steel and Sumitomo Metal Industries, Ltd. integrated both companies' stainless steel businesses into a new company named Nippon Steel & Sumikin Stainless Steel Corporation by *Kyodo Shinsetsu Bunkatsu* (joint establishment of a new company by corporate split) in accordance with the Japanese Commercial Code effective October 1, 2003, and therefore the sales of the former Stainless Steel Division of Nippon Steel is not included in the sales in the second half of fiscal 2003.

As the effect of the above *Kyodo Shinsetsu Bunkatsu,* the unit price of steel products for fiscal 2003 is depressed by ¥1,500/ton.

Comparison of Production Performance

(Thousand tons)

Product	March 2004 term	March 2003 term	Variance
Pig iron	28,242	27,619	623
Crude steel	30,146	29,902	244
Steel products	28,396	28,222	174

Reference: (Non-Consolidated)

Statements of Income

(Amount: Millions of yen)

Item	First half of fiscal 2003		Second half of fiscal 2003		Yearly total
	Amount	%	Amount	%	
Net sales	882,985	100.0	978,843	100.0	1,861,829
Cost of sales	(727,490)		(808,186)		(1,535,676)
Selling, general and administrative expenses	(87,707)		(75,478)		(163,185)
Operating expenses	(815,197)		(883,664)		(1,698,862)
Operating profit	67,787	7.7	95,179	9.7	162,966
Interest and dividend income	4,592		3,949		8,541
Interest expense and discount charges	(8,903)		(8,872)		(17,776)
Other nonoperating profits and loss	(16,282)		(19,770)		(36,053)
Non-operating profit and loss	(20,593)		(24,694)		(45,287)
Ordinary profit	47,194	5.3	70,484	7.2	117,678

Production Performance

(Thousand tons)

Product	First half of fiscal 2003	Second half of fiscal 2003	Yearly total
Pig iron	14,090	14,152	28,242
Crude steel	15,204	14,942	30,146
Steel products	14,209	14,186	28,396

Sales Performance

(Quantity: Thousand tons; Amount: Millions of yen)

Segment	Item	First half of fiscal 2003	Second half of fiscal 2003	Yearly total
Steel products	Quantity	14,501	14,887	29,388
	(Unit price)	(¥53,234)	(¥51,257)	(¥52,232)
	Amount	771,944	763,079	1,535,023
Pig iron and steel ingots	Amount	10,461	11,817	22,279
Engineering and construction	Amount	70,394	171,953	242,347
Chemicals and nonferrous materials, power supply and others	Amount	30,184	31,994	62,179
Total	Amount	882,985	978,843	1,861,829
(exports, inclusive)		(266,781)	(273,643)	(540,424)

Nippon Steel and Sumitomo Metal Industries, Ltd. integrated both companies' stainless steel businesses into a new company named Nippon Steel & Sumikin Stainless Steel Corporation by *Kyodo Shinsetsu Bunkatsu* (joint establishment of a new company by corporate split) in accordance with the Japanese Commercial Code effective October 1, 2003, and therefore the sales of the former Stainless Steel Division of Nippon Steel is not included in the sales in the second half of fiscal 2003.

As the effect of the above *Kyodo Shinsetsu Bunkatsu,* the unit price of steel products is depressed by ¥1,500/ton for fiscal 2003 and by ¥3,000/ton for the second half of fiscal 2003.

Financial Results

File No. 82-5175

Consolidated financial statements :

Non-consolidated financial statements :

CONSOLIDATED BALANCE SHEETS

NIPPON STEEL

As of March 31, 2004 and 2003

File No. 82-5175

	Millions of yen	
ASSETS	2004	2003
Current assets :		
Cash and bank deposits	**81,219**	78,132
Notes and accounts receivable-trade	**411,571**	367,032
Marketable securities	**1,019**	996
Inventories	**540,562**	558,626
Deferred tax assets	**40,322**	21,143
Other	**172,725**	219,285
Less: Allowance for doubtful accounts	**(2,920)**	(624)
Total current assets	**1,244,500**	1,244,592
Fixed assets :		
Tangible fixed assets :		
Buildings and structures	**460,197**	499,710
Machinery and equipment	**805,962**	845,823
Land	**327,557**	357,885
Construction in progress	**71,981**	54,600
	1,665,698	1,758,019
Intangible fixed assets :		
Patents and utility rights	**5,574**	5,264
Software	**3,522**	5,200
Excess of cost over the underlying net equity of investments in subsidiaries and affiliates	**8,740**	-
	17,837	10,464
Investments and others :		
Investments in securities, unconsolidated subsidiaries and affiliates	**660,872**	533,405
Deferred tax assets	**68,992**	76,225
Other	**62,672**	184,764
Less: Allowance for doubtful accounts	**(14,656)**	(50,296)
	777,880	744,098
Total fixed assets	**2,461,416**	2,512,583
Total assets	**3,705,917**	3,757,175

LIABILITIES	2004	Millions of yen 2003
Current liabilities :		
Notes and accounts payable - trade	**337,243**	326,715
Short-term loans and long-term loans due within one year	**396,094**	701,210
Commercial paper	**31,000**	20,000
Bonds due within one year	**50,000**	40,112
Convertible bonds due within one year	**98,729**	-
Accrued expenses	**239,068**	254,463
Other	**239,800**	195,291
Total current liabilities	**1,391,935**	1,537,793
Long-term liabilities :		
Bonds and notes	**346,450**	340,000
Convertible bonds	**-**	98,729
Long-term loans	**637,882**	667,942
Deferred tax liabilities	**92,927**	35,287
Accrued pension and severance costs	**112,797**	110,109
Reserve for repairs to blast furnaces	**50,188**	50,274
Excess of the underlying net equity over cost of investments in subsidiaries and affiliates	**-**	2,940
Other	**38,005**	40,110
Total long-term liabilities	**1,278,252**	1,345,393
Total liabilities	**2,670,187**	2,883,187
Minority interest in consolidated subsidiaries	**97,148**	84,545
SHAREHOLDERS' EQUITY		
Common stock	**419,524**	419,524
Additional paid-in capital	**105,850**	105,518
Retained earnings	**298,734**	278,315
Unrealized gains on revaluation of land	**12,191**	6,621
Unrealized gains on available-for-sale securities	**129,833**	21,243
Foreign currency translation adjustments	**(20,500)**	(20,958)
Less: Treasury stock, at cost	**(7,051)**	(20,822)
Total shareholders' equity	**938,581**	789,443
Total liabilities and shareholders' equity	**3,705,917**	3,757,175

CONSOLIDATED STATEMENTS OF INCOME

NIPPON STEEL

Years ended March 31, 2004 and 2003

File No. 82-5175

	Millions of yen	
	2004	2003
Operating revenues :		
Net sales	**2,925,878**	2,749,306
Operating costs and expenses :		
Cost of sales	**2,443,188**	2,351,028
Selling, general and administrative expenses	**258,215**	255,316
	2,701,403	2,606,344
Operating profit	**224,475**	142,961
Non-operating profit and loss :		
Non-operating profit :		
Interest and dividend income	**6,099**	5,526
Equity in net income of unconsolidated subsidiaries and affiliates	**11,854**	-
Miscellaneous	**8,605**	12,437
	26,559	17,963
Non-operating loss :		
Interest expenses	**23,798**	29,186
Equity in net loss of unconsolidated subsidiaries and affiliates	**-**	20,418
Miscellaneous	**54,385**	42,439
	78,183	92,045
Ordinary profit	**172,851**	68,879
Special profit and loss :		
Special profit :		
Gain on sales of tangible fixed assets	**514**	7,666
Gain on sales of investments in securities and investments in subsidiaries and affiliates	**-**	26,381
	514	34,047
Special loss :		
Loss on disposal of tangible fixed assets and other assets	**2,869**	12,389
Loss on impairment for fixed assets	**60,055**	-
Loss on sales of investments in subsidiaries and affiliates	**3,698**	-
Loss on valuation of investments in securities	**2,823**	45,433
Special retirement allowances for voluntary retirement	**10,777**	9,922
Amortization of transition obligation in respect of the new accounting standard for retirement benefits	**4,384**	4,669
Industrial water obligation fee	**3,649**	-
Allowance for doubtful accounts	**-**	40,061
Loss on accidents at works	**4,377**	-
Loss on the integration of stainless-steel business	**6,492**	-
Loss on relinquishment of entrusted portion of the pension fund	**595**	302
Loss on business restructuring	**-**	19,185
Loss on valuation of real estate for sale	**-**	8,349
	99,723	140,313
Income(loss) before income taxes and minority interest	**73,642**	(37,386)
Income taxes - current	**56,096**	17,968
Income taxes - deferred	**(29,500)**	(8,712)
Minority interest in net income (loss) of consolidated subsidiaries	**5,531**	5,044
Net income (loss)	**41,515**	(51,686)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

NIPPON STEEL

Years ended March 31, 2004 and 2003

File No. 82-5175

	Common stock	Additional paid-in capital	Retained earnings
			Millions of yen
Balance at March 31, 2002	**419,524**	**105,518**	**338,565**
Net loss for the year ended March 31,2003	-	-	(51,686)
Increase due to the change in the number of consolidated companies	-	-	658
Cash dividends	-	-	(10,210)
Directors' and corporate auditors' bonuses	-	-	(97)
Other	-	-	1,086
Balance at March 31, 2003	**419,524**	**105,518**	**278,315**
Net income for the year ended March 31,2004	-	-	**41,515**
Increase due to the change in the number of consolidated companies	-	-	**(5,442)**
Cash dividends	-	-	**(9,991)**
Directors' and corporate auditors' bonuses	-	-	**(92)**
Other	-	**331**	**(5,569)**
Balance at March 31, 2004	**419,524**	**105,850**	**298,734**

CONSOLIDATED STATEMENTS OF CASH FLOWS

NIPPON STEEL

Years ended March 31, 2004 and 2003

File No. 82-5175

	Millions of yen	
	2004	2003
Cash flows from operating activities :		
Income(loss) before income taxes and minority interest	**73,642**	(37,386)
Adjustments to reconcile net income to net cash provided by operating activities :		
Depreciation and amortization	**183,510**	196,653
Interest and dividend income (accrual basis)	**(6,099)**	(5,526)
Interest expenses (accrual basis)	**23,798**	29,186
Exchange losses(gains) on foreign currency transactions	**3,166**	7,262
Amortization of excess of the cost over underlying net equity of investments in subsidiaries and affiliates	**1,744**	(1,423)
Equity in net loss(income) of unconsolidated subsidiaries and affiliates	**(11,854)**	20,418
Gain on sales of investments in securities	**5,828**	(27,466)
Loss on valuation of investments in securities	**2,526**	44,460
Amortization of transition obligation in respect of new accounting standard for retirement benefits	**4,384**	4,669
Loss on impairment for fixed assets	**60,055**	-
Loss on the integration of stainless-steel business	**6,492**	-
Loss on restructuring of subsidiary's business structures	**-**	19,185
Loss on valuation of real estate for sale	**-**	8,349
Loss on disposal of tangible and intangible fixed assets	**10,713**	24,216
Gain on sales of tangible and intangible fixed assets	**-**	(7,487)
Changes in allowance for doubtful accounts	**4,237**	38,843
Changes in notes and accounts receivable-trade	**(40,095)**	39,734
Changes in inventories	**26,740**	24,274
Changes in notes and accounts payable-trade	**7,661**	6,262
Other	**(35,191)**	(7,532)
Interest and dividend income (cash basis)	**7,699**	6,828
Interest expenses (cash basis)	**(23,928)**	(29,038)
Income taxes (cash basis)	**(17,010)**	(19,980)
Net cash provided by operating activities	**288,021**	334,502
Cash flows from investing activities :		
Acquisition of investments in securities	**(3,655)**	(42,187)
Proceeds from sales of investments in securities	**51,905**	63,458
Acquisition of tangible and intangible fixed assets	**(155,729)**	(206,671)
Proceeds from sales of tangible and intangible fixed assets	**24,545**	23,261
Other	**134,830**	15,050
Net cash used in investing activities	**51,897**	(147,088)
Cash flows from financing activities :		
Payments for purchase of treasury stock	**-**	(19,374)
Net decrease(increase) in short-term loans	**(253,846)**	(81,844)
Net increase(decrease) in commercial paper	**11,000**	(96,000)
Proceeds from long-term loans	**88,730**	138,557
Payments of long-term loans	**(189,834)**	(86,183)
Proceeds from issuance of bonds and notes	**56,246**	94,568
Redemption of bonds and notes	**(40,112)**	(113,100)
Cash dividends	**(9,991)**	(10,210)
Proceeds from issuance of common stock to minority shareholders	**-**	12,276
Other	**5,455**	(15,693)
Net cash used in financing activities	**(332,353)**	(177,003)
Effect of exchange rate changes on cash and cash equivalents	**(1,949)**	(7,540)
Net increase(decrease) in cash and cash equivalents	**5,615**	2,869
Cash and cash equivalents at the beginning of the year	**76,603**	74,194
Increase(decrease) from the change in companies consolidated	**(1,825)**	(460)
Cash and cash equivalents at the end of the year	**80,393**	76,603

CONSOLIDATED SEGMENT INFORMATION

NIPPON STEEL

Years ended March 31, 2004 and 2003

File No. 82-5175

		Millions of yen
	2004	2003
Sales		
Steelmaking and steel fabrication		
Customers	**2,127,949**	1,941,907
Intersegment	**28,997**	38,902
Total Sales	**2,156,946**	1,980,809
Engineering and construction		
Customers	**246,440**	247,456
Intersegment	**46,697**	27,447
Total Sales	**293,137**	274,903
Urban development		
Customers	**114,241**	97,119
Intersegment	**6,570**	8,069
Total Sales	**120,811**	105,188
Chemicals and nonferrous materials		
Customers	**244,579**	265,266
Intersegment	**31,217**	80,966
Total Sales	**275,797**	346,232
System solutions		
Customers	**124,998**	125,526
Intersegment	**25,851**	27,616
Total Sales	**150,850**	153,143
Other businesses		
Customers	**67,669**	72,029
Intersegment	**5,945**	7,029
Total Sales	**73,615**	79,059
Elimination of intersegment transactions	**(145,280)**	(190,031)
Consolidated total	**2,925,878**	2,749,306
Operating profit (loss)		
Steelmaking and steel fabrication	**189,717**	112,816
Engineering and construction	**4,359**	2,460
Urban development	**13,526**	4,469
Chemicals and nonferrous materials	**12,667**	13,458
System solutions	**9,182**	9,776
Other businesses	**(4,310)**	(2,115)
Elimination of intersegment transactions	**(668)**	2,135
Consolidated total	**224,475**	142,961

	Millions of yen	
	2004	2003
Identifiable assets		
Steelmaking and steel fabrication	**2,931,098**	2,813,843
Engineering and construction	**206,113**	216,367
Urban development	**160,394**	186,962
Chemicals and nonferrous materials	**281,847**	292,937
System solutions	**93,213**	97,482
Other businesses	**205,796**	353,667
Elimination of intersegment transactions	**(172,544)**	(204,086)
Consolidated total	**3,705,917**	3,757,175
Depreciation of identifiable assets		
Steelmaking and steel fabrication	**153,923**	163,644
Engineering and construction	**2,472**	1,914
Urban development	**2,409**	2,509
Chemicals and nonferrous materials	**11,853**	13,416
System solutions	**1,240**	1,282
Other businesses	**12,051**	14,255
Elimination of intersegment transactions	**(440)**	(369)
Consolidated total	**183,510**	196,653
Loss on impairment for identifiable assets		
Steelmaking and steel fabrication	**30,977**	-
Engineering and construction	**-**	-
Urban development	**14,788**	-
Chemicals and nonferrous materials	**1,455**	-
System solutions	**-**	-
Other businesses	**12,833**	-
Elimination of intersegment transactions	**-**	-
Consolidated total	**60,055**	-
Capital expenditure for identifiable assets		
Steelmaking and steel fabrication	**141,477**	125,765
Engineering and construction	**1,851**	2,180
Urban development	**1,320**	2,533
Chemicals and nonferrous materials	**9,219**	12,066
System solutions	**1,437**	1,097
Other businesses	**1,805**	22,804
Elimination of intersegment transactions	**(7,519)**	(3,131)
Consolidated total	**149,593**	163,318

NON-CONSOLIDATED BALANCE SHEETS

NIPPON STEEL Corporation

As of March 31, 2004 and 2003

File No. 82-5175

	Millions of yen	
ASSETS	**2004**	2003
Current assets :		
Cash and bank deposits	**17,188**	7,278
Notes and accounts receivable-trade	**201,386**	168,917
Inventories	**338,101**	376,752
Deferred tax assets	**19,600**	2,400
Other	**170,673**	186,086
Less: Allowance for doubtful accounts	**(2,682)**	(1,248)
Total current assets	**744,269**	740,187
Fixed assets :		
Tangible fixed assets :		
Buildings and structures	**278,700**	305,278
Machinery and equipment	**589,662**	643,902
Land	**201,257**	231,316
Construction in progress	**61,595**	47,956
	1,131,215	1,228,455
Intangible fixed assets :		
Patents and utility rights	**1,457**	1,274
Software	**429**	2,233
	1,887	3,507
Investments and others :		
Investments in securities, unconsolidated subsidiaries and affiliates	**748,075**	558,943
Deferred tax assets	**-**	9,500
Other	**31,034**	56,342
Less: Allowance for doubtful accounts	**(4,127)**	(8,238)
	774,982	616,547
Total fixed assets	**1,908,084**	1,848,510
Total assets	**2,652,353**	2,588,698

LIABILITIES	2004	2003
		Millions of yen
Current liabilities :		
Notes and accounts payable - trade	**164,697**	161,459
Short-term loans and long-term loans due within one year	**106,776**	225,646
Commercial paper	**31,000**	20,000
Bonds due within one year	**50,000**	30,000
Convertible bonds due within one year	**98,729**	-
Accrued expenses	**230,106**	253,141
Other	**128,776**	91,219
Total current liabilities	**810,085**	781,466
Long-term liabilities :		
Bonds and notes	**330,000**	340,000
Convertible bonds	-	98,729
Long-term loans	**459,367**	473,834
Deferred tax liabilities	**57,300**	-
Accrued pension and severance costs	**60,806**	67,952
Reserve for repairs to blast furnaces	**48,147**	48,385
Other	**41,546**	64,558
Total long-term liabilities	**997,168**	1,093,459
Total liabilities	**1,807,254**	1,874,926
SHAREHOLDERS' EQUITY		
Common stock	**419,524**	419,524
Capital surplus	**105,820**	105,518
Retained earnings :		
Special tax-purpose reserve	**98,321**	101,432
Unappropriated retained earnings	**110,955**	86,652
	209,277	188,085
Unrealized gains on available-for-sale securities	**116,644**	20,039
Less: Treasury stock, at cost	**(6,167)**	(19,395)
Total shareholders' equity	**845,099**	713,772
Total liabilities and shareholders' equity	**2,652,353**	2,588,698

NON-CONSOLIDATED STATEMENTS OF INCOME

NIPPON STEEL Corporation

Years ended March 31, 2004 and 2003

File No. 82-5175

	Millions of yen	
	2004	2003
Operating revenues :		
Net sales	**1,861,829**	1,789,706
Operating costs and expenses :		
Cost of sales	**1,535,676**	1,537,331
Selling, general and administrative expenses	**163,185**	160,095
	1,698,862	1,697,426
Operating profit	**162,966**	92,279
Non-operating profit and loss :		
Non-operating profit :		
Interest and dividend income	**8,541**	10,085
Miscellaneous	**6,675**	6,608
	15,216	16,694
Non-operating loss :		
Interest expenses	**17,776**	21,996
Miscellaneous	**42,728**	38,618
	60,504	60,614
Ordinary profit	**117,678**	48,359
Special profit and loss :		
Special profit :		
Gain on sales of tangible fixed assets	**-**	6,588
Gain on sales of investments in securities and investments in subsidiaries and affiliates	**5,714**	24,357
	5,714	30,946
Special loss :		
Loss on disposal of tangible fixed assets and other assets	**820**	-
Loss on impairment for fixed assets	**34,283**	-
Loss on valuation of investments in securities	**2,204**	41,295
Special retirement allowances for voluntary retirement	**7,933**	7,957
Industrial water obligation fee	**3,649**	-
Loss on accidents at works	**4,377**	-
Loss on the integration of stainless-steel business	**6,492**	-
Provision for allowance for loss on guarantees	**12,346**	61,300
	72,109	110,553
Income(loss) before income taxes	**51,284**	(31,247)
Income taxes - current	**37,500**	900
Income taxes - deferred	**(17,400)**	(11,700)
Net income (loss)	**31,184**	(20,447)

File No. 82-5175

Summary of Consolidated Financial and Operating Results for the First Quarter of Fiscal 2004

July 30, 2004

Listed Company Name: Nippon Steel Corporation (Code No.: 5401; First Section of Tokyo Stock Exchange)
(URL http://www.nsc.co.jp/)
Representative: Akio Mimura, Representative Director and President
Contact: Tatsuro Shirasu, General Manager, Public Relations Center Tel: 81-3-3275-5014

1. Basis of Presenting Quarterly Financial Information

1) Adoption of concise accounting method: Yes
   Periodical expenses such as accrued pension and severance costs transferred and accrued bonuses have been calculated by halving the estimated amount for the first half of the fiscal year.
2) Changes in accounting methods from most recent consolidated fiscal year: None
3) Changes in the scope of consolidation and application of the equity method: Yes
   Consolidation (newly included): 2 (excluded): 3
   Equity method (newly applied): 2 (excluded): 1

2. Outline of Financial and Operating Results for the First Quarter of Fiscal 2004 (April 1, 2004 to June 30, 2004)

1) Consolidated operating results

	Sales		Operating profit		Ordinary profit	
	¥million	(%)	¥million	(%)	¥million	(%)
First quarter of fiscal 2004	702,156	(-)	55,989	(-)	47,479	(-)
First quarter of fiscal 2003	-	(-)	-	(-)	-	(-)
(Reference) Fiscal 2003	2,925,878		224,475		172,851	

	Net income		Net income per share
	¥million	(%)	¥
First quarter of fiscal 2004	23,302	(-)	3.47
First quarter of fiscal 2003	-	(-)	-
(Reference) Fiscal 2003	41,515		6.16

Notes:
1) Amounts below ¥1 million are rounded down.
2) Percentages for sales, operating profit, ordinary profit and net income indicate changes over the corresponding term of the previous fiscal year.
3) No figures are indicated for the first quarter of fiscal 2003 as quarterly information is being disclosed beginning this term. Accordingly, no percentage figures are provided for the first quarter of fiscal 2004.

3. Segment Information

(Information of business segment)
First quarter of fiscal 2004

(¥million)

	Steelmaking and steel fabrication	Engineering and construction	Urban development	Chemicals and nonferrous materials	System solutions	Other businesses	Total	Elimination of intersegment transactions	Consolidated total
Sales	560,305	41,953	11,042	69,517	29,691	17,273	729,783	(27,626)	702,156
Operating costs and expenses	507,722	43,990	9,713	65,674	28,081	17,711	672,894	(26,726)	646,167
Operating profits	52,583	(2,036)	1,328	3,842	1,610	(438)	56,889	(900)	55,989

General Information on Consolidated Operating Performance

The Japanese economy is showing a steady recovery led by recovery in private capital investment and personal consumption; the Japanese government has made an upward revision to 3.5% in its forecast of the nation's real economic growth for this year.

In the steelmaking and steel fabrication sector, domestic demand for steel by manufacturing industries shows strong growth, mainly in automobiles and shipbuilding. In the construction market, while public civil engineering continues to level off, new plant construction mainly in digital home electric appliances has shown recovery. As a result, domestic consumption of steel products is expected to significantly exceed that of the previous fiscal year and is forecasted in fiscal 2004 to surpass 70 million tons for the first time in four years.

In overseas markets, favorable economic development is expected throughout all of East Asia. The real economic growth rate in China from April to June 2004 was 9.6% (compared to the corresponding period in 2003) and continued stable growth in the Chinese economy is anticipated as a result of government policies to curb excess investments. Meanwhile, a bipolar trend in sales pricing has become apparent in China—while sales prices for general-use steel products such as structural steel items temporarily dropped only to rally after bottoming out, prices for high value-added products such as automotive steel sheets, a mainstay among Nippon Steel's exports to China remain firm.

As for the price of raw materials and freight, the cost of scrap and freight temporarily declined but then turned upward again due to feverishly expanding demand for raw materials in East Asia (particularly in China).

Under such circumstances, Nippon Steel is determined to maintain stable production and shipping that will meet growing demand from both domestic and overseas markets and at the same time promote continued efforts to improve pricing.

With regard to the total power failure that occurred at Nagoya Works on June 6, 2004, a loss of approximately ¥12 billion (all of the loss to be incurred in the first half of fiscal 2004) is projected; the first-quarter effect of this was a loss of ¥8.5 billion (¥4 billion in ordinary loss and ¥4.5 billion in special loss). For more details, please refer to attachment.

The engineering and construction sector continues to face unfavorable operating results that are caused by seasonal factors and an operating environment that remains harsh due to decrease in the volume of domestic public works. To remedy the situation, Nippon Steel has directed its operating efforts toward securing orders and improving costs beyond conventional levels. In the urban development sector, business operations have proceeded nearly on schedule by centering on the sale of condominiums in the Tokyo metropolitan area. In the chemicals and nonferrous materials sector, the spiraling cost of raw materials for chemicals such as styrene monomers has been offset by an improvement in sales price. Also, both the production and sale of ESPANEX—an adhesive-free copper-clad laminated sheet for flexible printed circuit boards—are increasing due to the stable operation of additional manufacturing facility. As a result, this sector shows steady profit performance. In the system solutions sector, an all-out effort is being made to link emerging inquiries from users with the receipt of orders.

Pursuant to the foregoing, the consolidated operating result for the first quarter of fiscal 2004 is as follows: sales of ¥702.1 billion, operating profits of ¥55.9 billion, ordinary profits of ¥47.4 billion, a special loss of ¥7.9 billion and a net income of ¥23.3 billion.

Attachment

Nippon Steel Corporation
July 30, 2004

Effects of total power failure at Nagoya Works on financial results

The system frequency between Chubu Electric Power Co., Inc. and Nippon Steel's Nagoya Works dropped on June 10, 2004 due to an operational error* during the scheduled inspection at Chubu Electric Power's East Nagoya Substation. This activated Nagoya Works' network separator for the Chubu Electric Power system. Subsequently, the system stabilizer of Nagoya Works made an attempt to control the power supply and demand balance. However, due to unidentified causes, the power supply to the entire Works failed.

The total power failure had extensive effects such as damage to the Works equipment and in surrounding areas, in addition to some temporary equipment shutdown. The effects on Nippon Steel's financial results are estimated to be a loss of approximately 12 billion yen (all of the loss to be incurred in the first half of fiscal 2004). Their breakdown is as follows: (i) ordinary loss: a loss of 3 billion yen due to decrease of production and shipment and an increase of 4.5 billion yen in variable production cost due to increased purchase of coke resulting from lower capacity utilization of coke oven and deterioration in production yield and unit consumption, and (ii) special loss: a loss of 4.5 billion yen due to repair and other costs directly relating to damage restoration.

Of these losses, 8.5 billion yen is accounted for in the first quarter. They comprise: (x) ordinary loss: a loss of 2 billion yen due to decrease of production and shipment and an increase of 2 billion yen in variable production cost due to increased purchase of coke resulting from lower capacity utilization of coke oven and deterioration in production yield and unit consumption, and (y) special loss: a loss of 4.5 billion yen due to repair and other costs directly relating to damage restoration.

We have requested Chubu Electric Power to make up to Nippon Steel for the losses sustained and, at present, with their cooperation, are seeking to identify the cause that provoked the total power failure of Nagoya Works. When the cause has been clarified, we will propose to enter into discussions with Chubu Electric Power on the settlement of losses sustained. Since the amount to be made up for is undetermined at this stage, such amount is not included in the financial results of the first quarter. Nor are we in a position yet to announce the effect of such amount to the financial results of the first half of fiscal 2004. The outcome will be incorporated in our financial results and their estimate when an agreement has been reached between the two companies.

* "The subject power failure (i.e. power stoppage in the Kariya City area) was judged to have been due to an erroneous connection of the test apparatus used in inspection" (an excerpt from Chubu Electric Power's press release of June 21 on the power stoppage in the Kariya City area).

Nippon Steel Corporation
July 30, 2004

Nippon Steel Corporation
Code No.: 5401
Listings: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges
Contact: Tatsuro Shirasu, General Manager, Public Relations Center-Tel: 81-3-3275-5014

Supplementary Information on the Financial Results for the First Quarter of Fiscal 2004

Japanese Steel Industry

1. Crude Steel Production

(millions of tons)

	1st quarter	1st half	2nd half	total
2002 FY	27.29	54.63	55.17	109.79
2003 FY	27.93	55.43	55.57	111.00
2004 FY	28.21			

2. Inventory Volume

At the end of:	Inventory at manufacturers and distributors (millions of tons)	Inventory /shipment ratio (%)	Rolled sheets*1 (millions of tons)	H-flange beams*2 (millions of tons)
Aug. 2001	6.19	136.3 (Peak)	4.70 (Peak)	0.32
Sep. 2001	6.15	125.4	4.63	0.30
Mar. 2002	5.42	107.6	3.93	0.31
Sep. 2002	5.12	102.2	3.71	0.26
Mar. 2003	5.33	104.0	3.76	0.25
Sep. 2003	5.67	114.1	4.13	0.27
Oct. 2003	5.70	110.1	4.24	0.27
Nov. 2003	5.73	119.7	4.12	0.28
Dec. 2003	5.55	121.4	3.93	0.27
Jan. 2004	5.47	112.6	4.02	0.26
Feb. 2004	5.30	109.5	3.92	0.24
Mar. 2004	5.03	94.8	3.77	0.24
Apr. 2004	5.13	105.5	3.79	0.26
May 2004	5.33	111.8	3.81	0.29
June 2004*3	5.20	104.6	3.76	0.30

*1 Hot-rolled, cold-rolled and coated sheets

*2 Inventories of distributors dealing with H-flange beams manufactured by Nippon Steel Corporation

*3 Preliminary report

Nippon Steel (Non-consolidated basis)

3. Pig Iron Production (Nippon Steel Corporation and Hokkai Iron & Coke Co., Ltd)

(millions of tons)

	1st quarter	1st half	2nd half	Total
2002 FY	7.42	14.93	14.80	29.73
2003 FY	7.41	15.19	15.27	30.45
2004 FY	7.00			

4. Crude Steel Production

(millions of tons)

	1st quarter	1st half	2nd half	Total
2002 FY	7.45	15.00	14.90	29.90
2003 FY	7.48	15.20	14.94	30.14
2004 FY	7.03			

(Consolidated basis)

(millions of tons)

	1st quarter	1st half	2nd half	Total
2002 FY	8.09	16.21	16.13	32.34
2003 FY	8.11	16.37	16.35	32.73
2004 FY	7.78			

5. Steel Products Shipment

	(millions of tons)		
1st half of 2002 FY	14.42		
2nd half of 2002 FY	14.75	2002 FY total	29.17
1st half of 2003 FY	14.50		
2nd half of 2003 FY	14.89	2003 FY total	29.39
1st quarter of 2004 FY	6.94		

6. Average Price of Steel Products

	(thousands of yen/ton)		
1st half of 2002 FY	48.2		
2nd half of 2002 FY	51.2	average of 2002 FY	49.7
1st half of 2003 FY	53.2		
2nd half of 2003 FY	51.3 ※	average of 2003 FY	52.2 ※
1st quarter of 2004 FY	55.9		

※Reflects the effect of transfer of stainless-steel business to its consolidated subsidiary: decrease of ¥3,000 per ton for the 2nd half of fiscal 2003 and decrease of ¥1,500 per ton for fiscal 2003

7. Export Ratio of Steel Products (Value basis)

	(%)		
1st half of 2002 FY	33.3		
2nd half of 2002 FY	30.2	average of 2002 FY	31.7
1st half of 2003 FY	31.6		
2nd half of 2003 FY	31.0	average of 2003 FY	31.3
1st quarter of 2004 FY	29.8		

8. Foreign Exchange Rate

	(JPY/USD)		
1st half of 2002 FY	123		
2nd half of 2002 FY	121	average of 2002 FY	122
1st half of 2003 FY	119		
2nd half of 2003 FY	109	average of 2003 FY	114
1st quarter of 2004 FY	109		

9. Breakdown of Special Profits and Losses (Consolidated)

	(billions of yen)
Total loss:	(7.9)
The breakdown is as follows:	
1) Loss on sales of fixed assets	(0.4)
2) Gain on sales of investments in securities	0.8
3) Special retirement allowances for voluntary retirement	(2.8)
4) Amortization of transition obligation in respect of new accounting standard for retirement benefit	(1.1)
5) Provision for loss on accidents (Effect of total power failure at Nagoya Works)	(4.5)

* numbers in parenthesis indicate loss

File No. 82-5175

Back Number ▶ 2004 | 2003 | 2002 | 2001

News Release

July 29.2004	Nippon Steel and Rio Tinto reach agreement on acquisition of interest in Hail Creek Joint Venture and long-term coal purchase
July 30.2004	Consolidated Financial and Operating Results for the First Quarter of Fiscal
June 15.2004	Power Failure at Nagoya Works
June 8.2004	Nippon Steel's Combination Transport Arrangement with Rio Tinto and Newly Built Large Carrier Contract for Transport of Brazilian Iron Ores
May 17.2004	Nippon Steel and Rio Doce Reach Basic Agreement on Long-term Iron Ore Supply
April 28.2004	Nittetsu Steel Sheet
April 28.2004	Financial Results for 2003FY(April 1
April 7.2004	Nippon Steel and Rio Tinto Reach Basic Agreement on Comprehensive Alliance
March 4.2004	Nippon Steel Corporation announced outlook on fiscal 2003 on March 4
February 17.2004	Announcement of Death [Mr. Yutaka Takeda
January 21.2004	The 1st Waste Gasification & Melting Furnace Project in the Republic of Korea Adopts Nippon Steel Process

inquiry about contents or profile of Nippon Steel fax:81-3-3275-5607

File No. 82-5175

News Release

Consolidated Financial and Operating Results for the First Quarter of Fiscal

July 30.2004

《 more... 》

File No. 82-5175

News Release

Nippon Steel and Rio Tinto reach agreement on acquisition of interest in Hail Creek Joint Venture and long-term coal purchase

July 29.2004

Earlier this year, Nippon Steel Corporation (President: MIMURA Akio) and Rio Tinto (Head Offices: London and Melbourne, Chief Executive: Leigh CLIFFORD) reached a basic agreement on creating a comprehensive alliance for the acquisition of interests in and joint development of Australian mines of iron ore and coking coal and conclusion of long-term contracts for such raw materials and other purposes. As part of the alliance, definitive agreements have been concluded for Nippon Steel's acquisition of an 8% interest in the Hail Creek Joint Venture and long-term purchase (totaling approximately 30 million tons for 15 years) of coal produced from the mine.

Hail Creek, a metallurgical coal mine located in Queensland, Australia, commenced its operation in the latter half of 2003. Decision has now been made to increase the annual capacity of the mine from 5.5 million tons per annum to 8 million tons per annum. Nippon Steel supports such expansion through investment and through the long-term coal purchase mentioned above.

Nippon Steel's acquisition of the interest and investment in the Hail Creek Joint Venture will be implemented through its wholly-owned subsidiary, Nippon Steel Australia Pty Ltd (Head Office: Sydney).

For further information: Public Relations Center +81-3-3275-5115

File No. 82-5175

News Release

Power Failure at Nagoya Works

June 15.2004

1. Circumstances

On Thursday, June 10, around 11:20 a.m., sharp declines in frequency occurring in the power system connecting Nagoya Works of Nippon Steel Corporation and Chubu Electric Power Co., Inc. resulted in the breaking of power connection between the two companies, followed by the stoppage of the generating facilities on the premises of the Works for some reason, thus causing emergency stoppage of nearly all of the production facilities. Our studies have revealed that immediately before the breaking, abnormal, never-before anticipated levels of declines in frequencies occurred.

At the same time as the above occurrence, power failures occurred over a wide-area centering around the City of Kariya within the area of control of Chubu Electric Power. According to Chubu, a periodical inspection of control equipment for the transmission systems was in progress at the East Nagoya Transforming Station (in the City of Toyoake, Nagoya Prefecture) of Chubu.

At present, with the cooperation of Chubu, we are looking into causes.

At the time of the emergency stoppage of facilities, an employee of a related company working at the coke plant suffered a burn. Now hospitalized for treatment, he is recovering well.

2. State of Operations of Facilities and Effects on Production

Facilities are beginning to be put back into operation, one by one. But, considering the impact of the sudden stoppage, we are inspecting and checking them carefully prior to restarting, making additional repairs where needed.

- Blast furnace: Restart on 12th.
- Coke batteries: Restart on 10th.
- Steelmaking: Restart on 13th.
- Hot rolling: Start-up scheduled for 16th.
- Cold rolling & galvanizing: Restart on 13th.
- Tinning: Restart on 12th.
- Plate: Start-up scheduled for 16th.
- Pipe: Restart on 11th.

Production will probably have to suffer a decrease of something like 100,000 tons. The supply situation being very tight nowadays, we are exerting our utmost to make an early recovery and not to cause inconvenience to our customers, but as things stand now, we may be compelled to ask for a certain delivery-term adjustment.
We would be most grateful if customers would very kindly understand the above circumstances.
+81-3-3275-5021/5022/5023

File No. 82-5175

News Release

Nippon Steel's Combination Transport Arrangement with Rio Tinto and Newly Built Large Carrier Contract for Transport of Brazilian Iron Ores

June 8.2004



Nippon Steel Corporation (President: Akio Mimura), as part of its program for improving the fleet of carriers, has been implementing various measures to gain long-term stability and greater freight competitiveness in hauling raw materials from long distance sources, such as Brazilian iron ores.

Recently, Nippon Steel and Rio Tinto Shipping (headquartered in Melbourne, President: Lindsay Dove, 100% owned by Rio Tinto) have each reached an agreement with Nippon Steel Shipping Co., Ltd., a consolidated subsidiary of Nippon Steel, concerning the combination transport utilizing the vessels in possession of Nippon Steel Shipping.

The combination transport by both companies will substantially reduce empty-cargo ratios of vessels, making an efficient, competitive and stable transport possible on a long-term basis. Also, this arrangement is the result of joint studies conducted under the "Basic Agreement on Comprehensive Alliance between Nippon Steel and Rio Tinto" (announced on April 7, 2004), raising expectations of further strengthening the relationship between both companies.

Moreover, relative to the transport of Brazilian iron ores, Nippon Steel has been considering the introduction of a large ore carrier of the world's largest scale, making most of the port facilities of Oita Works and Kimitsu Works that can accommodate 300,000DWT-class vessels. In addition to the 320,000DWT carrier whose introduction has already been agreed with Mitsui O.S.K. Lines, Nippon Steel has come to an agreement about the construction and long-term

COA of two more large carriers (320,000DWT and 300,000DWT) with Mitsui O.S.K. Lines and Kawasaki Kisen Kaisha, Ltd..

Nippon Steel, currently purchasing 11 million tons a year of Brazilian iron ores and pellets, has entered into a basic agreement with Companhia Vale do Rio Doce, (headquartered in Rio de Janeiro, President: Roger Agnelli) in respect of a long term purchase of iron ore with a view to procuring 7 million tons a year of iron ore for a period of 10 years (announced on May 17, 2004).

Nippon Steel's above combination transport with Rio Tinto Shipping coupled with the building of 300,000DWT-class large carriers are believed to be a big step forward in assuring long-term stability and further improved freight competitiveness in the procurement of raw materials from sources in the countries on the Atlantic Ocean, such as Brazilian ores.

For the transport of Australian iron ores and coals from the Pacific Ocean area, Nippon Steel continues to strive to improve freight competitiveness yet further by utilizing the existing long-term COA contracts with Japanese shipping companies for seven 230,000DWT-class large ore carriers plus six 100,000DWT bulkers which serve Nagoya Works exclusively to save costs of unloading at multiple ports.

P.R Center +81-3-3275-5021

《 more... 》

Contents of the agreement

1. Combination transport with Rio Tinto

(1) Vessel to be used : "NSS Advance" (170,000t bulker, owned by Nippon Steel Shipping Co., Ltd.)
(2) Start of the operation : In the second half of 2005.
(3) Cargo/cargo-owner : Westbound : West Australian iron ores to Europe /Rio Tinto Shipping
Eastbound : mainly Brazilian iron ores to Japan /Nippon Steel

<Conceptual diagram of combination transport>


Nippon Steel
European mill
Empty vessel
Empty vessel
Rio Tinto
Brazil
Westbound : West Australian iron ores
Eastbound : Brazilian iron ores

2. Shuttle transport by the newly built large ore carrier
(1) Vessels to be used: Three in total
① Two of which: Capacity tonnage: 320,000t
LOA: 340m / BEAM: 60m / DRAFT: 21m
Completion: In the second half of 2007 (the first vessel)
In the first half of 2009 (the second vessel).
Shipping company: Mitsui O.S.K. Lines
② One of which: Capacity tonnage: 297,000t
LOA: 327m / BEAM: 55m / DRAFT: 21.4m
Completion: In the second half of 2009
Shipping company: Kawasaki Kisen Kaisha, Ltd.
(2) Cargo/route: Iron ores, mainly from Brazil to Nippon Steel's steelworks with large port facilities

File No. 82-5175

News Release

Nippon Steel and Rio Doce Reach Basic Agreement on Long-term Iron Ore Supply

May 17.2004



Nippon Steel Corporation (President: MIMURA Akio) and Companhia Vale do Rio Doce (President: Roger Agnelli, Head Office in Rio de Janeiro, Brazil) reached a basic agreement on the conclusion of a long-term contract (10 years, total 70 million tons) for the supply of iron ore from CVRD as explained below. Detailed terms and conditions of the deal will hereafter be negotiated for the conclusion of a definitive agreement.

Over many years, Nippon Steel has maintained close relationships with CVRD and other raw material suppliers. CVRD, the world's largest iron ore supplier, is in the process of promoting the development and expansion of iron ore mines in Brazil to meet the worldwide tightening of the supply and demand of iron ore resulting from the brisk demand from China and other countries.

Through the closing of the long-term contract with CVRD, Nippon Steel hopes to ensure the stable supply of raw materials over medium and long terms and further enhance the close relation with the world's leading iron ore supplier.

Apart from this long-term contact, Nippon Steel also has a five-year contract for the supply of 2 million ton-per-year Nibrasco pellets with CVRD and a three-year contract for the supply of 2 million ton-per-year MBR iron ore with MBR. In other words, Nippon Steel purchases a total of approximately 11 million tons of iron ore and pellets a year from Brazil as a whole.

Major items in the Nippon Steel-CVRD Basic Agreement:

[Term of long-term contract]

From fiscal year 2005 to 2014 (10 years)

[Quantity]

7 million tons of iron ore per year (total: 70 million tons)

Itabira : 3 million tons per year
Carajas : 4 million tons per year

Note: The above agreement has been reached to succeed the current FY2000-2004 five-year Itabira iron ore contract and FY2001-2007 seven-year Carajas iron ore contract.

Schedule for the conclusion of the definitive agreement

The definitive agreement is expected to be concluded in June 2004.

For further information: P.R.Center +81-3-3275-5021

File No. 82-5175

News Release

Nittetsu Steel Sheet, Nippon Steel Pipe and Nippon Steel Metal Products will become wholly-owned subsidiaries of Nippon Steel

April 28.2004

《 more... 》

inquiry about contents or profile of Nippon Steel fax:81-3-3275-5607

Nippon Steel Corporation
(Code No. 5401, Tokyo, Osaka, Nagoya, Fukuoka & Sapporo Stock Exchanges)
Representative Director & President MIMURA Akio

Nittetsu Steel Sheet Corporation
(Code No. 5454, Tokyo & Osaka Stock Exchanges)
Representative Director & President HATTORI Masayuki

Nippon Steel Pipe Co., Ltd.
(Code No. 5462, Tokyo Stock Exchange)
Representative Director & President KINOSHITA Hiroshi

Nippon Steel Metal Products Co., Ltd.
Representative Director & President OKADA Akihisa

April 28, 2004

Nittetsu Steel Sheet, Nippon Steel Pipe and Nippon Steel Metal Products will become wholly-owned subsidiaries of Nippon Steel

Each of Nippon Steel Sheet Corporation ("NSSC"), Nippon Steel Pipe Co., Ltd. ("NSPC") and Nippon Steel Metal Products Co., Ltd. ("NSMPC") resolved at its Board of Directors' meeting held on April 28, 2004 that it would become a wholly-owned subsidiary of Nippon Steel Corporation ("NSC") through share-for-share exchange under the Commercial Code of Japan. NSC also resolved the same at its Board of Directors' meeting held on April 28, 2004. NSC and each of NSSC, NSPC and NSMPC entered into a share-for-share exchange agreement respectively.

Each of NSSC, NSPC and NSMPC will submit its share-for-share exchange agreement for approval at its annual meeting of shareholders to be held in late June 2004. Upon approval, the share-for-share exchange will be implemented on July 31, 2004.

1. Purpose of making the three affiliated companies NSC's wholly-owned subsidiaries

   With the recognition that, to further enhance the corporate values on a consolidated basis, Nippon Steel Group needs to accelerate the improvement of group-wide profitability and competitiveness within the steel business, Nippon Steel Group has decided to promote the sharing of the group's business strategies and solidify the structure for the implementation of this objective.

   Specifically, NSSC, NSPC and NSMPC, which perform key roles in the sector of structural steel sheets, pipe and tube, and building and civil engineering products and whose sharing of business strategies with NSC in all aspects including marketing, production and research and development is essential, will be made wholly-owned subsidiaries of NSC.

   NSSC, formed by the business consolidation between the former Daido Steel Sheet Corporation ("Daido Steel Sheet") and Taiyo Steel Co., Ltd. ("Taiyo Steel") in 2002, is the core company of NSC Group in the structural steel sheet area (plated and color-coated steel sheets and structural panels). In April 2004, NSSC, the holding company, fully consolidated Daido Steel Sheet and Taiyo Steel, its manufacturing subsidiaries, in an effort to promote measures to solidify the foundation for greater profitability.

   NSPC is the key player of NSC Group in the area of small-diameter electric-welded pipes and tubes. Since its integration of the former small-diameter pipe mill of NSC's Nagoya Works in March 1994, NSPC closely shares business strategies with NSC and has endeavored to manufacture pipes and tubes even more efficiently and sharpen the sensitivity to meet the

developments in the market place.

NSMPC is the central company of NSC Group in the area of steel products for building and civil engineering applications (fabricated steel sheet products). It has built a solid position in this business sector, aiming at realizing high profitability and debt-free business management.

NSC and each of NSSC, NSPC and NSMPC considered that, to further strengthen competitiveness and achieve growth in their respective areas in which each of those subsidiaries had been engaged, even closer collaboration with NSC than heretofore was necessary in all aspects including marketing, production and product development. With NSSC, NSPC and NSMPC becoming the wholly-owned subsidiaries of NSC, closer sharing of group strategies, optimum and efficient utilization of the group's managerial resources and implementation of speedy business management will be achieved under the division of activities by product category and the profitability, competitiveness and market responsiveness in all business sectors including those undertaken by the subsidiaries will be further strengthened and corporate values of NSC and each of those subsidiaries will be enhanced.

Shareholders of NSSC, NSPC and NSMPC are requested that they kindly extend to the reorganized group, after the completion of the proposed share-for-share exchanges, as shareholders of NSC the same support as they did to those subsidiaries in the past.

2. Terms and conditions for share-for-share exchanges

(1) Schedule

April 28, 2004:	Board of directors' meetings approve share-for-share exchange agreements
April 28, 2004:	Execution of share-for-share exchange agreements
Late June 2004 (planned):	Annual meeting of shareholders approve share-for-share exchange agreements (NSSC, NSPC and NSMPC)
July 30, 2004 (planned):	Due date for submitting share certificates (NSSC, NSPC and NSMPC)
July 31, 2004 (planned):	Share-for-share exchanges

(Notes)

1. The share-for-share exchanges will be implemented without obtaining the approval of the annual meeting of shareholders of NSC according to the provision of Clause 1, Article 358 of the Commercial Code of Japan.

2. Share-for-share exchanges between NSC and each of NSSC, NSPC and NSMPC will be implemented separately. The transaction between NSC and each of those subsidiaries is separate from and independent of the transactions between NSC and the other two subsidiaries and are not subject to the approval of the Board of Directors' meeting or the general meeting of shareholders of the other two subsidiaries regarding those transactions. Therefore, there are possibilities that share-for-share exchanges between NSC and only one or two subsidiaries are implemented.

(2) Share exchange ratios

Regarding the calculation of the share exchange ratios to make NSSC, NSPC and NSMPC wholly-owned subsidiaries of NSC, the four companies asked Daiwa Securities SMBC Co., Ltd. ("Daiwa SMBC"), a third party organization, to calculate the proposed rates. Based on the rates proposed by Daiwa SMBC, NSC and each of those subsidiaries discussed and agreed as below respectively.

In the event of any significant changes to the premise of the calculation, the share exchange ratios below may be changed through discussions between NSC and the relevant subsidiary.

Company name	NSC (to be 100% parent company)	NSSC (to be wholly-owned subsidiary)	NSPC (to be wholly-owned subsidiary)	NSMPC (to be wholly-owned subsidiary)
Share exchange ratio	1.000	1.095	0.646	1.679

(Notes)

1. Share exchange ratios

   1.095 NSC shares will be allocated to 1 NSSC share, 0.646 NSC share to 1 NSPC share and 1.679 NSC shares to 1 NSMPC share. However, no share allocation will be made regarding the NSSC, NSPC and NSMPC shares currently held by NSC.

2. Calculation results, calculation method and foundation for calculation

   Daiwa SMBC confirmed with each of NSC and the subsidiaries share exchange ratio evaluation methods and values, data, conditions and other factors that were premises for the evaluation methods. Then, it calculated the share exchange ratios within certain ranges, taking into comprehensive consideration the evaluation results obtained by the market price method (the similar company comparison method was used for NSMPC which is not listed in the stock exchange) and the discounted cash flow method.

3. Number of NSC shares issued for the share exchanges

   No new NSC share will be issued. A total of 62,979,951 NSC shares that NSC holds as treasury stock will be used for the allocation.

(3) Cash distribution upon share-for-share exchanges

There will no cash distribution in connection with the share-for-share exchanges.

3. Changes after share-for-share exchanges

(1) Trade names, business lines, head offices and representatives

There will be no change regarding these items as a result of the share-for-share exchanges.

(2) Increase in NSC's capital and capital reserve after the share exchanges

a. Increase in capital

   Nil (zero yen).

b. Increase in capital reserve

   The amount of increase will be the balance of ¥15,744,987,750 from which the total of the values registered in NSC's accounting books on the day immediately preceding the day of the share-for-share exchanges will be deducted regarding the NSC shares (treasury stock) which will be transferred to the shareholders of each of the subsidiaries. If the balance turns out to be negative, the amount of increase in capital reserve will be zero yen.

4. Outline of companies concerned (as of September 30, 2003)

Company name	Nippon Steel Corporation (to be 100% parent company)	Nittetsu Steel Sheet Corporation (to be wholly-owned subsidiary)
Business lines	Manufacture, sale, etc., of iron and steel products	Manufacture and sale of plated, color-coated steel sheets, metallic sandwich panels, formed structural products, exterior work of structures, etc.
Established	April 1, 1950	February 1, 1950
Head office	6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo, Japan	5-8, Toyo 7-chome, Koto-ku, Tokyo, Japan
Representative	MIMURA Akio, Representative Director & President	HATTORI Masayuki, Representative Director & President
Capital	¥419,524 million	¥11,019 million
Issued shares	6,806,980,977 shares	77,633,713 shares
Shareholders' equity	¥792,379 million	¥22,801 million (¥20,050 million*)
Total assets	¥2,711,549 million	¥63,506 million (¥73,430 million*)
End of accounting period	March 31	March 31
Employees	16,173	177 (729*)
Major customers	Mitsui & Co., Metal One Corp., Nippon Steel Trading Co.	Mitsui & Co., Nippon Steel Trading Co., Metal One Corp.
Major shareholders and holding ratios	Japan Trustee Services Bank 8.9% Master Trust Bank of Japan 6.0% State Street Bank & Trust Co. 3.8% Nippon Life Insurance 3.7% Trust & Custody Services Bank 3.0% Mizuho Corporate Bank 2.6% Meiji Mutual Life Insurance 2.3% Chase Manhattan Bank NA London 2.1% UFJ Trust Bank Ltd. 1.7% Daiichi Mutual Life Insurance 1.6%	NSC 57.7% Mizuho Corporate Bank 2.9% Mitsui & Co. 2.4% Japan Trustee Services Bank 1.6% Master Trust Bank of Japan 1.6% Japan Securities Finance Co. 1.3% UFJ Trust Bank Ltd. 1.2% Meiji Mutual Life Insurance 0.6% Metal One Corporation 0.5% Chuo-Mitsui Trust & Banking Co. 0.5%
Major banks	Mizuho Corporate Bank, Bank of Tokyo-Mitsubishi, Mitsui-Sumitomo Bank, UFJ Bank	Mizuho Corporate Bank, Mitsui-Sumitomo Bank, Bank of Tokyo-Mitsubishi, Chuo-Mitsui Trust Bank
Relationship with NSC		[Equity] NSC is NSSC's largest shareholder owning 57.7% of the latter's issued capital. [Personnel] One NSC board member serves as NSSC's board member and one NSC employee serves as NSSC's auditor concurrently. [Business] NSC sells steel products to NSSC.

*Effective on April 1, 2004, NSSC absorbed Daido Steel Sheet and Taiyo Steel, its manufacturing subsidiaries. Figures in parentheses are those as of April 1, 2004.

Company name	Nippon Steel Pipe Co., Ltd. (to be wholly-owned subsidiary)	Nippon Steel Metal Products Co., Ltd. (to be wholly-owned subsidiary)
Business lines	Manufacture and sale of pipes and tubes, lease of real estate, etc.	Manufacture, sale, lease, etc., of metals and metal-fabricated products
Established	February 1, 1933	April 20, 1973
Head office	2-4, Sunago 1-chome, Kawasaki-ku, Kawasaki-shi, Kanagawa-ken, Japan	17-12, Kiba 2-chome, Koto-ku, Tokyo, Japan
Representative	KINOSHITA Hiroshi, Representative Director & President	OKADA Akihisa, Representative Director & President
Capital	¥3,497 million	¥5,912 million
Issued shares	42,000,000 shares	52,500,000 shares
Shareholders' equity	¥7,125 million	¥24,219 million
Total assets	¥20,350 million	¥50,074 million
End of accounting period	March 31	March 31
Employees	230	904
Major customers	NSC	Nippon Steel Trading Co., Itochu-Marubeni Techno Steel
Major shareholders and holding ratios	NSC 54.2% Toshiba Corp. 7.4% Mitsui & Co. 3.6% Taihei Kogyo Co. 2.5% Nippon Steel Logistics Co. 2.5% Nippon Steel Trading Co. 2.5% Okada Transport Co. 1.9% YAMAMOTO Tetsuo 1.7% Sangyo Shinko Co. 1.1% UFJ Bank 0.8%	NSC 83.5% Mitsui & Co. 4.3% Mizuho Corporate Bank 2.4% Metal One Corp. 1.0% Bank of Tokyo-Mitsubishi 1.0% Nippon Steel Trading Co. 0.8% Mitsui-Sumitomo Bank 0.6% UFJ Bank 0.6% Mizuho Trust & Banking 0.6% Daiichi Mutual Life Insurance 0.6%
Major banks	UFJ Bank, Bank of Tokyo-Mitsubishi, Mizuho Corporate Bank, Chuo-Mitsui Trust Bank	Mizuho Corporate Bank, Bank of Tokyo-Mitsubishi, Mitsui-Sumitomo Bank, UFJ Bank
Relationship with NSC	[Equity] NSC is NSPC's largest shareholder owning 54.2% of the latter's issued capital. [Personnel] Two NSC employees serve concurrently as NSPC's auditors. [Business] NSC sells steel products and consigns pipe fabrication to NSPC.	[Equity] NSC is NSMPC's largest shareholder owning 83.5% of the latter's issued capital. [Personnel] One NSC employee serves concurrently as NSMPC's auditor. [Business] NSC sells steel products to NSMPC.

5. Business results in the last three fiscal terms

(Non-consolidated) (In million yen)

	Nippon Steel Corporation (to be 100% parent company)			Nittetsu Steel Sheet Corporation (to be wholly-owned subsidiary)		
Fiscal term	Mar. 2001	Mar. 2002	Mar. 2003	Mar. 2001	Mar. 2002	Mar. 2003
Sales	1,848,710	1,681,406	1,789,706	38,469	33,518	46,071
Operating profit or loss	117,447	31,729	92,279	1,405	418	251
Ordinary profit or loss	78,776	702	48,359	1,120	225	39
Net income or loss	18,355	(28,129)	(20,447)	352	(711)	(1,141)
Net income or loss per share (yen)	2.69	(4.13)	(3.02)	6.02	(12.34)	(16.87)
Annual dividend per share (yen)	1.50	1.50	1.50	2.00	—	—
Shareholders' equity per share (yen)	127.33	116.58	107.15	368.83	353.98	285.58

(Consolidated) (In million yen)

	Nippon Steel Corporation (to be 100% parent company)			Nittetsu Steel Sheet Corporation (to be wholly-owned subsidiary)		
Fiscal term	Mar. 2001	Mar. 2002	Mar. 2003	Mar. 2001	Mar. 2002	Mar. 2003
Sales	2,750,418	2,581,399	2,749,306	47,040	40,139	52,226
Operating profit or loss	162,644	73,044	142,961	1,371	439	706
Ordinary profit or loss	111,374	16,746	68,879	1,023	168	127
Net income or loss	26,494	(28.402)	(51,686)	173	(826)	(1,225)
Net income or loss per share (yen)	3.89	(4.17)	(7.69)	2.96	(14.34)	(18.11)
Shareholders' equity per share (yen)	143.92	133.27	118.73	362.51	345.67	277.99

(Notes)
The two manufacturing subsidiaries of NSSC, Daido Steel Sheet and Taiyo Steel, consolidated their businesses effective on October 1, 2002. Business results prior to September 2002 are those of Daido Steel Sheet.

(Non-consolidated) (In million yen)

	Nippon Steel Pipe Co., Ltd. (to be wholly-owned subsidiary)			Nippon Steel Metal Products Co., Ltd. (to be wholly-owned subsidiary)		
Fiscal term	Mar. 2001	Mar. 2002	Mar. 2003	Mar. 2001	Mar. 2002	Mar. 2003
Sales	23,795	21,989	22,984	79,220	68,953	69,438
Operating profit or loss	597	503	769	2,537	914	1,199
Ordinary profit or loss	514	493	642	2,348	759	1,187
Net income or loss	489	199	296	2,616	2,397	174
Net income or loss per share (yen)	11.12	4.52	6.78	49.84	45.66	3.32
Annual dividend per share (yen)	2.50	3.50	3.50	3.00	3.00	3.00
Shareholders' equity per share (yen)	161.48	163.29	168.97	409.50	453.97	455.26

(Consolidated) (In million yen)

	Nippon Steel Pipe Co., Ltd. (to be wholly-owned subsidiary)			Nippon Steel Metal Products Co., Ltd. (to be wholly-owned subsidiary)		
Fiscal term	Mar. 2001	Mar. 2002	Mar. 2003	Mar. 2001	Mar. 2002	Mar. 2003
Sales	24,925	23,060	24,113	91,086	82,568	80,982
Operating profit or loss	668	551	837	2,744	1,223	1,497
Ordinary profit or loss	570	517	691	2,432	1,028	1,443
Net income or loss	516	205	316	2,525	2,549	315
Net income or loss per share (yen)	11.74	4.66	7.24	48.11	48.57	6.00
Shareholders' equity per share (yen)	163.10	165.14	171.64	433.65	485.17	488.65

6. Future prospects

Effects of the share-for-share exchanges to the consolidated business results will be insignificant.

Please contact the following for further information about this announcement:

Nippon Steel Corporation	Public Relations Center	Tel:	81-3-3275-5023
Nittetsu Steel Sheet Corporation	Corporate Administration Department	Tel:	81-3-5653-5142
Nippon Steel Pipe Co., Ltd.	Administration Div.	Tel:	81-44-222-5391
Nippon Steel Metal Products Co., Ltd.	Corporate Planning Div.	Tel:	81-3-3630-3200

File No. 82-5175

News Release

Nippon Steel and Rio Tinto Reach Basic Agreement on Comprehensive Alliance

April 7.2004

Nippon Steel Corporation (President: MIMURA Akio) and Rio Tinto (Head Offices: London and Melbourne, Chief Executive: Leigh CLIFFORD) have reached a basic agreement on creating a comprehensive alliance for the acquisition of interests in and joint development of Australian mines of iron ore and coking coal and conclusion of long-term contracts for such raw materials, as well as cooperation in marine transport and technical exchanges regarding the use of metallurgical raw materials. Detailed terms and conditions for each of these items will hereafter be discussed, to be followed by the conclusion of definitive agreements.

Over many years, Nippon Steel has maintained close relationships with Rio Tinto and other raw material suppliers. At present, Rio Tinto energetically promotes the development and expansion of iron ore and coal deposits in Australia to meet the worldwide tightening of supply and demand of steel raw materials resulting from brisk demand by China and other countries. Nippon Steel anticipates that the comprehensive alliance with Rio Tinto will ensure the stable supply of raw materials over medium- to long-term periods through its support for supply capacity increase, joint mine development and long-term contracts for both iron ore and coking coal, and further strengthen the ties with Rio Tinto by cooperation in a wide range of areas including marine transport and technical exchanges.

Nippon Steel's acquisition of mining interests and investments in mine development will be implemented through Nippon Steel Australia Pty Ltd (Head Office: Sydney). To cope with expanding resources-related businesses, a representative office of Nippon Steel Australia has been established in Perth, Western Australia, effective on April 1, 2004.

Major items in Nippon Steel-Rio Tinto comprehensive alliance are as follows:

Iron ore

・Acquisition by Nippon Steel of 28.2% of the interests Hamersley Iron Pty Limited holds in Beasley River iron ore deposit and joint development of the mine.

File No. 82-5175

(Sumitomo Metal Industries, Ltd. and Mitsui & Co., Ltd., the two other Japanese partners in Robe River Joint Venture, will each obtain 9.4% of Beasley River interests, bringing the total interests to be held by the three Japanese companies to 47%.)

・Long-term contract (exceeding twenty years) totaling approximately 150 million tons of iron ore from the existing Yandi Mine and support for future expansion of the mine.

Coking coal

・Acquisition by Nippon Steel of 8% of the interests in Hail Creek Joint Venture (which operates a new mine producing high-grade hard coking coal), conclusion of a long-term contract for its coking coal and support for future expansion of the mine.

・Support for the consolidation of operations of Warkworth coal mine (Nippon Steel 9.5%, Rio Tinto 55.6%, Mitsubishi Corporation and others 34.9%) and Mt. Thorley coal mine (POSCO 20%, Rio Tinto 80%). The consolidation was agreed in February 2004.

Marine transport

・Cooperation for the establishment of an efficient transportation system including combination transport.

Regular technical exchanges

・Implementation of technical exchanges regarding the utilization of metallurgical raw materials.

For further information: Public Relations Center +81-3-3275-5021

File No. 82-5175

News Release

Nippon Steel Corporation announced outlook on fiscal 2003 on March 4, 2004.

March 4.2004

《 more... 》

inquiry about contents or profile of Nippon Steel fax:81-3-3275-5607

File No. 82-5175

March 4, 2004

Nippon Steel Corporation

Business Result Outlook for the year ended March 31, 2004

Reported below are the outlook of business results of Nippon Steel Corporation for the year ended March 31,2004. This also serves as the disclosure of the outline of fiscal 2003 quarterly results in accordance with the Rules for Timely Disclosure stipulated by the Tokyo Stock Exchange.

1. Forecasts of consolidated business results (April 1, 2003 through March 31, 2004)

(Unit: ¥billion)

	Net Sales	Operating Income	Ordinary Income	Net Income
Latest Forecast (A)	2,870	210	160	30
Previous Forecast (B)	2,890	210	160	65
Increase/Decrease (A-B)	▼20	–	–	▼35
% Change	▼1%	–	–	▼54%
(Reference) Fiscal 2002 results	2,749.3	142.9	68.8	△51.6

Prospective consolidated balance of interest-bearing debts at the end of March 2004	1,600 billion yen

- Forecasts of non-consolidated business results (April 1, 2003 through March 31, 2004)

(Unit: ¥billion)

	Net Sales	Operating Income	Ordinary Income	Net Income
Latest Forecast (A)	1,840	160	120	30
Previous Forecast (B)	1,830	160	120	55
Increase/Decrease (A-B)	+10	–	–	▼25
% Change	+1%	–	–	▼45%
(Reference) Fiscal 2002 results	1,789.7	92.9	48.3	△20.4

2. Forecasts for fiscal 2003

[Consolidated and non-consolidated business results]

The Japanese economy during the term under review started to show signs of improvement as exemplified by the budding recovery of domestic equipment investment, in addition to the robust exports supported by the upturn in the U. S. economy and the underlying tone of economic expansion in China.

In the steel making and steel fabrication business, domestic demand from the construction industry is still depressed. However, brightness is visible in the manufacturing industry reflecting the firmer trends of automotive, shipbuilding and industrial machinery sectors due to active overseas demand. Inventory levels started to increase in the first quarter, particularly for sheet products, causing concern about the worsening of supply and demand situation. However, as a result of production cuts implemented since the middle of the third quarter, shifts are accelerating towards attaining appropriate inventory levels. In the area of export, demand is brisk mainly from China, contributing to the continuation of a favorable supply and demand balance. On the other hand, with the continuing expansion of the Chinese economy, shipping capacity has rapidly tightened, particularly that of large vessels and ships carrying raw materials and fuels. This has caused surging in raw material, fuel and freight markets, depressing the profitability of steel makers.

Under such circumstances, Nippon Steel endeavors to improve steel product prices both in Japan and overseas, through product manufacture and shipment that match the demand. The company, together with other member firms of the Nippon Steel group, is also doing its utmost to maximize profits by strengthening the consolidated business structure, absorbing the impact of the soaring raw material and fuel prices and shipping freight. However, such price and freight firming is considered to remain for some time to come because it reflects the worldwide simultaneous structural changes brought about by sharp increases of demand in Southeast Asia, particularly China. Thus, Nippon Steel wishes to continue to seek the understanding of its customers taking into account the trends of international prices.

In the Engineering and Construction business, the harsh business environment persists due to such factors as the contraction of public work investment. The Urban Development business, amid the trying business climate, enjoys relatively good sales of condominiums mainly in the Tokyo metropolitan area. Among the Chemicals and Nonferrous Materials business, the chemical product market remains favorable because of firm prices mainly in the overseas market although raw material prices have risen at the expansionary trend of the Chinese economy. Sales of electronic materials such as adhesive-free copper-clad laminated sheets are also buoyant. The environment of the Systems Solution Services business is increasingly severe due to fierce competition and resulting depression of prices.

As for the special profit and loss account, the company has decided to apply the impairment accounting for fixed assets at an early stage in an effort to further improve the consolidated financial structure. It is thus expected that a loss of approximately 105 billion yen will be registered in the consolidated result and 70 billion yen in the non-consolidated result.

As a result of these developments, the consolidated business results for the term under review are expected to be net sales of approximately 2,870 billion yen, operating income of approximately 210 billion yen, ordinary income of approximately 160 billion yen and net income of approximately 30 billion yen. The non-consolidated business results are expected to be net sales of approximately 1,840 billion yen, operating income of approximately 160 billion yen, ordinary income of approximately 120 billion yen and net income of approximately 30 billion yen.

Regarding the consolidated balance of interest-bearing debts, the transfer of housing loans for employees, in addition to the improved operating cash flow reflecting the aforementioned better business results, reduced the debt amount to approximately 1,600

billion yen. This means that the target proposed in Nippon Steel's medium-term consolidated business plan is likely be achieved two years ahead of the original schedule.

[Term-end dividend payment]

As explained above, the net income for the term under review is expected to register a surplus in both consolidated and non-consolidated results for the first time in three years. After a careful deliberation of the effects on the corporate financial structure as well as other matters, the company intends to pay a term-end dividend of 1.50 yen per share, the same amount as that for the previous (78th) term.

It is expected that an unforeseeable business environment will continue to prevail in the coming fiscal year, as the rapid demand increases in Southeast Asia centering on China will cause a considerable rise in the prices of major raw materials, accompanied by the continuing firmness of raw material and fuel prices and freight rates. Anticipating substantial and continuing effects of surges in raw material and fuel prices and freight rates, Nippon Steel Corporation, together with the group companies, are determined to do their best to maximize profits. Nevertheless, we will be compelled to seek the understanding of its customers regarding the structural changes in raw materials supply and demand. At the same time, the group will spare no effort to maximize profits in all their business sectors. The kind understanding and support of all parties concerned will be sincerely appreciated.

Note:

The above statement is not disclosure data stipulated by the Securities and Exchange Law. Nor are the accuracy and completeness of the information contained therein necessarily guaranteed. Also, future prospects, etc., mentioned in the statement are based on the information available at the present moment and include elements of uncertainty. Therefore, Nippon Steel Corporation requests that making investment decisions solely on the basis of the above statement be refrained from. The company shall accept no responsibility whatsoever for any losses that might entail as a result of using the contents of the statement.

File No. 82-5175

News Release

Announcement of Death [Mr. Yutaka Takeda,Senior Advisor (formerly, Representative Director and Chairman and President) of Nippon Steel Corporation]

February 17.2004

It is with the deepest sadness and regret that we inform you of the death of Mr. Yutaka Takeda, aged 90, Senior Advisor (formerly, Representative Director and Chairman and President) of Nippon Steel Corporation, on Sunday,February 15th, from cardiac insufficiency.

A "Farewell-to-Yutaka-Takeda" ceremony will be held as follows:

Date: Thursday, March 25, 2004, 1:30～3:00 p.m.
Place: "Fuyo-no-ma,"1st Floor, main building, Hotel New Otani, 4-1, Kioicho, Chiyoda-ku, Tokyo (Tel: Tokyo 03-3265-1111)
Chief mourner: Nobuhiko Takeda (grandchild)
Contact:General Affairs Dept., General Administration Div.,Nippon Steel Corporation
Outside line: 03-3275-5500 Fax: 03-3275-5501
E-mail: ceremony@hq.nsc.co.jp
*1:With profound respect and appreciation, we may decline flowers or any offerings.
*2:For telegrams and other condolatory messages, please address them to : c/o General Administration Div., Nippon Steel Corporation, 2-6-3, Otemachi, Chiyoda-ku, Tokyo.
*3:Mourners are requested to attend the above Farewell ceremony in ordinary dress at their own convenience during 1:30-3:00 p.m.

Born January 6, 1914 (in Miyagi-ken).
April 1939 Joined Japan Iron & Steel Co., Ltd.
May 1965 Director and General Manager, Personnel Dept, Fuji Iron & Steel Co., Ltd.
May 1967 Managing Director and General Manager, Personnel Dept
March 1970 Senior Managing Director of Nippon Steel Corporation
June 1977 Executive Vice President
June 1981 Representative Director and President
June 1987 Representative Director and Chairman
June 1989 Director and Senior Advisor
June 1991 Senior Advisor
・Major Ex-officio positions

April 1984 Chairman of the Japan Iron and Steel Federation (retired in May 1989)
May 1986 Vice Chairman of the Japan Federation of Economic Organizations (retired in May 1989)
May 1986 Vice Chairman of the Japan Federation of Employers' Association (retired in May 1989)
・Conferments and medals
November 1979 Blue Ribbon Medal
April 1985 First Order of the Sacred Treasure

inquiry about contents or profile of Nippon Steel fax:81-3-3275-5607

File No. 82-5175

News Release

The 1st Waste Gasification & Melting Furnace Project in the Republic of Korea Adopts Nippon Steel Process

January 21.2004

In 2002, Nippon Steel Corporation (President Akio Mimura) licensed its Direct Melting System (shaft furnace type gasification and melting furnace) technology to POSCO E&C Co. Ltd. (President Hak-Bong Ko), an engineering subsidiary of Pohang Iron & Steel Co., Ltd. of the Republic of Korea. POSCO E&C has recently been qualified as a firm to design and implement Yangsan City's waste treatment facility construction project (200 ton-per-day capacity), the ROK's maiden waste gasification and melting furnace business. The qualification corresponds to a virtual order placement and the formal contract is expected be executed towards the end of April of this year. The completion of the facilities is anticipated to be around autumn of 2006.

Firms that have introduced the state-of-the-art waste treatment technologies from Japan and Europe applied for the project. The above outcome exemplifies the high evaluation of the reliability of Nippon Steel's Direct Melting System which has the largest number of operating units in the world, as well as the recognition of POSCO E&C's technical expertise in melting treatment and environmental measures accumulated through steelmaking technology. In the Republic of Korea, waste gasification and melting furnace projects are likely to increase in the future. Nippon Steel will energetically support the business expansion of POSCO E&C and, with the present order receipt as a solid foothold, wishes to further develop environment-related businesses in Asia, Europe and other parts of the world.

Contact for further information about this announcement:

Tsuyoshi Takabatake
Environmental Plant Sales Div.
Phone: +81-3-3275-7951

<Accompanying Materials>

1. Corporate Group

(1) Schematic Diagram of Business

Nippon Steel Group is comprised of the parent company Nippon Steel Corporation, 259 consolidated subsidiaries and 73 affiliates accounted for by the equity method. The Group's overall businesses are categorized into several industry segments: steelmaking and steel fabrication, engineering and construction, urban development, chemicals and nonferrous materials, system solutions, and other businesses (power supply, and services and others). The principal businesses and business relations of Nippon Steel and major subsidiaries and affiliates are outline below.

◎Major consolidated subsidiaries
○Major affiliates accounted for by the equity method



Steelmaking and steel fabrication (221 companies including Nippon Steel Corporation)
◎Nittetsu Steel Sheet Corporation
◎Hokkai Iron & Coke Co., Ltd.
◎Osaka Steel Co., Ltd.
◎Nippon Steel Metal Products Co., Ltd.
◎Nippon Steel & Sumikin Stainless Steel Corporation
◎Nittetsu Steel Pipe Co., Ltd.
◎Nippon Steel Logistics Co., Ltd.
◎Nippon Steel Shipping Co., Ltd.
◎Nippon Steel Welding Products & Engineering Co., Ltd.
◎Nippon Steel Drum Co., Ltd.
◎Nippon Steel Blast Furnace Slag Cement Co., Ltd.
◎Nittetsu Cement Co., Ltd.
◎Nittetsu Elex Co., Ltd.
◎Nippon Steel Transportation Co., Ltd.
◎Nippon Steel U.S.A., Inc.
◎Nippon Steel Australia Pty. Limited
◎Siam Nippon Steel Pipe Co., Ltd.
○Nichia Steel Works Ltd
○Japan Casting & Forging Corp.
○Krosaki Harima Corporation
○Taihei Kogyo Co., Ltd.
○Geostr Corporation
○Daiwa Can Company
○Seitetsu Unyu Co., Ltd.
○Sanko Metal Industrial Co., Ltd.
○Suzuki Metal Industry Co., Ltd.
○Sanyu Co., Ltd.
○The Siam United Steel (1995) Company Limited
○Guangzhou Pacific Tinplate Co., Ltd.
Others
Sale and purchase of products, etc.
Processing, and transportation and cargo handling of raw materials, products, etc., on consignment
Nippon Steel Corporation
Design, construction and management on consignment
Engineering and construction (20 companies including Nippon Steel Corporation)
Lease of real estate
Service and operational outsourcing
Urban development (16 companies)
◎Nippon Steel City Produce, Inc.
Others
Sale and purchase of products, etc.
Chemicals and nonferrous materials (37 companies including Nippon Steel Corporation)
◎Nippon Steel Chemical Co., Ltd.
◎Yutaka Electric Mfg. Co., Ltd.
Others
System development, maintenance and administration on consignment
Sale and purchase of products, etc.
System solutions (13 companies)
◎NS Solutions Corporation
Others
<Other businesses>
Power supply (Nippon Steel Corporation)
Sale and purchase of products, etc.
Services and others (28 companies)
◎Nittetsu Finance Co., Ltd.
◎Sunvenus Takarazuka Co., Ltd.
◎Nittetsu Kagoshima Geothermal Co., Ltd.
◎Nippon Steel International Finance PLC
◎Nippon Steel Southeast Asia Pte. Ltd.
◎Space World, Inc.
○Nippon Steel Trading Co., Ltd.
○Kyushu Oil Company Limited
○Tetra Co., Ltd.
Others

Of the subsidiaries owned by Nippon Steel at the end of this consolidated term (March 31, 2004), the companies for which their stocks are listed (or publicly-traded) on any of the domestic stock exchanges are as follows:

Company name	Stock exchange where listed
Nittetsu Steel Sheet Corporation	First Section of the Tokyo Stock Exchange; First Section of the Osaka Securities Exchange
Osaka Steel Co., Ltd.	First Section of the Tokyo Stock Exchange; First Section of the Osaka Securities Exchange
Nippon Steel Pipe Co., Ltd.	Second Section of the Tokyo Stock Exchange
Nippon Steel Logistics Co., Ltd.	Second Section of the Tokyo Stock Exchange
Nippon Steel Drum Co., Ltd.	Second Section of the Tokyo Stock Exchange
NS Solutions Corporation	First Section of the Tokyo Stock Exchange

Note:
Nippon Steel Chemical Co., Ltd., a consolidated subsidiary of Nippon Steel, was delisted from the stock exchange on July 23, 2003 due to Nippon Steel Chemical becoming a wholly-owned subsidiary of the Corporation through a share-for-share exchange (*Kabushiki Kokan*) under the Commercial Code of Japan.

2. Management Policies

(1) Medium-Term Consolidated Business Plan
Nippon Steel formulated in March 2003 a Medium-Term Consolidated Business Plan to be implemented during fiscal 2003-2005 (April 1, 2003-March 31, 2006).

Pursuant to this Plan, Nippon Steel will strive to improve international competitiveness and profitability of its core steelmaking business as well as other business sectors, thereby realizing a stronger financial structure as early as possible.

Specifically, the consolidated financial performance targeted by the Plan for fiscal 2005 are: ordinary profit of around ¥250 billion, return on sales of around 9%, return on assets of around 9%, interest-bearing debt of around ¥1,600 billion and shareholders' equity of around ¥1,000 billion.

In the steelmaking and steel fabrication sector, Nippon Steel will further enhance its world-class technology and R&D capabilities and improve its competitiveness in terms of quality and costs. Efforts will also be made on responding appropriately to the needs of users at home and abroad. At the same time, alliances with Japanese and foreign steelmakers will be further strengthened and deepened.

In other sectors, such as the engineering and construction sector, Nippon Steel will consistently work to capture new business opportunities to secure and expand earnings. To do this, emphasis will be placed on pursuing synergies with the steelmaking and steel fabrication sector and on leveraging a wealth of corporate resources—technological, human and physical—that spans many fields and has been accumulated through operation of its core business of steelmaking.

Nippon Steel will also aggressively pursue, as a key policy common to all business sectors, managerial decision making that places a fundamental emphasis on environmental considerations. Specific activities comprising a stepped-up commitment to curb global warming will be implemented in accordance with the "Voluntary Action Program for Environmental Protection by Steelmakers" that is aimed at reducing CO_2 emissions. The company will also promote initiatives to establish a recycling-oriented society by using the infrastructure of its works for such purposes as the effective utilization of plastic waste in coke ovens and the recycling of used tires in cold ferrous material melting furnaces. Nippon Steel will also pour energy into providing customers with environmental and energy solutions.

Nippon Steel and its group companies are firmly and collectively resolved to carry out the Medium-Term Consolidated Business Plan, thereby demonstrating the full potential inherent in the total capabilities of the Nippon Steel Group.

(2) Basic Policy concerning Stock Dividends
Nippon Steel maintains a policy of consistently rewarding its shareholders with stable dividends, taking into account various factors such as capital requirements for reinforcing management structures, operating results of the corresponding fiscal year and future perspectives.

In fiscal 2004 and beyond, Nippon Steel will, in principle, distribute profits consistent with the consolidated operating results of each fiscal year. The company will reward shareholders with dividends based on consideration of capital requirements for investment and other activities aimed at raising corporate value, prospects for future operating results and other relevant factors and by endeavoring to further reinforce its financial structure.

(3) Corporate Governance: Underlying Views and Specific Approaches
Nippon Steel seeks to ensure efficiency, soundness and transparency in its corporate management. By doing this, the company will steadily increase in value and fulfill its role as a trustworthy corporate partner in society. In order to accomplish these ends, Nippon Steel implements the following systems and measures with regard to corporate governance.

(i) Organs of Management and Status of Reinforcements to Corporate Governance and Risk Management System
- **Organs of Management (Management Administration System)**

Nippon Steel has adopted an auditor system. In addition to the 36 members of the Board of Directors (none from outside the company), Nippon Steel has 6 corporate auditors (3 from outside the company). Since 1999 and prior to the amendment to the Japanese Commercial Code regarding outside auditors, fully half of Nippon Steel's

corporate auditors have been appointed from outside the company.

The members of the Board of Directors have deep knowledge and extensive experience in the businesses conducted by Nippon Steel, which serves well in the quest of increased management efficiency. At the same time, the functions of the corporate auditors, including the outside auditors, have been strengthened in pursuit of maintaining and enhancing managerial soundness.

- **Relationship between Management Organs and Corporate Governance and Others at Nippon Steel (Each arrow indicates report, instruction, audit, appointment, etc.)**


General Shareholders' Meeting
Board of Directors (Directors)
Crisis Management Team
Corporate Policy Committee (Chairman, President and others)
Corporate-wide Committees
Risk Management Committee
Directors and General Managers in charge
Internal Audit (General Administration Div.)
Corporate Life Consulting Room
Employees
Corporate Auditors (Board of Corporate Auditors)
Accounting Auditors (Audit Company)

- **Status of Reinforcements to Corporate Governance and Risk Management System**

As a means to achieve greater effectiveness and efficiency in business operations and higher reliability in financial reporting, as well as to ensure company-wide legal compliance, Nippon Steel has reinforced its corporate governance and risk management system as follows.

In order to secure effectiveness and efficiency in business operations, matters of great importance to the management of Nippon Steel and the Nippon Steel Group are determined by the Board of Directors (who meet once or twice a month) after deliberation at the Corporate Policy Committee attended by the Chairman, President, Executive Vice Presidents and others (normally held once a week). As deliberating bodies subordinate and antecedent to the meetings of the Corporate Policy Committee and the Board of Directors, a total of 16 company-wide committees have been established and operate according to specific purposes. They include the Ordinary Budget Committee, the Investment and Finance Committee, the Fund Management Committee, the Technology Development Committee and the Environmental Management Committee.

Business operations mandated by the Board of Directors and other committees are promptly implemented by the directors responsible for the operations and the general managers of the relevant divisions under the direction of the Representative Director and Chairman and the Representative Director and President. Concurrently, in order to establish a system of internal checks, Nippon Steel stipulates in its corporate regulations the organizational authorities, the persons in charge, and the appropriate business operating procedures.

With regard to the handling of information, which is an important management resource, Nippon Steel is prepared to fully utilize computers and other systems in order not only to make available necessary and sufficient information for management purposes, but also to transmit such information both within and outside the company. At the same time, to protect confidential information, the company has taken various security measures, such as specifying the responsible persons according to the level of information, classifying information according to level of confidentiality, and taking steps to restrict unauthorized access from outside.

The key concept underlying the governance of financial matters is that thoroughgoing, autonomous and strict management is to be practiced by the general manager of each division in accordance with the relevant corporate regulations and manuals, such as the Basic Rules on Financial Accounting. At the same time, the financial division at the headquarters regularly monitors all transactions managed by each division in order to confirm the effectiveness of controls, the adequacy of asset valuations, the reliability of financial reporting, and other matters.

From the viewpoint of ensuring transparency of management, Nippon Steel has conventionally emphasized the dissemination of information by means of IR activities, websites and other means. Now, stress is also placed on the accurate and timely disclosure of information, as represented by efforts towards greater agility in announcing financial results, implemented from fiscal 2001 results, and the quarterly disclosure of corporate performance, started from fiscal 2004.

Regarding compliance with laws and regulations, for the sound development of society and the market economy, each individual member's behavior with good common sense following a code of conduct is perceived by Nippon Steel to be very important. Thus, Nippon Steel has endeavored to thoroughly inform all employees, via messages from the top management and regular legal education programs, that legal compliance and fair business practices are a fundamental policy of the company.

Since Nippon Steel is a "product-making" company with many production floors, the concept of autonomous line control that places prime importance on the production floor has traditionally been a root element in the company's operations. Accordingly, Nippon Steel requires that the autonomous management of each division by a director responsible for operations should serve as the basis for managing the individual risks involved in capital management, asset utilization, individual transactions, accidents and disasters and other general corporate matters. In line with this policy, the head (or general manager) of each division must strive to prevent any illegal business activity from occurring. At the same time, whenever the head recognizes an illegality or an activity of questionable compliance, the head is obliged to report it immediately to the internal audit division (General Administration Division).

For the execution of internal audits, Nippon Steel has established a "Risk Management Committee" that is chaired by the Executive Vice President in charge of general administration. While sharing information with corporate auditors, the Risk Management Committee periodically checks for adherence to the risk management and internal control system and for necessary improvements thereto. At the same time, it examines new tasks ahead and, when necessary, instructs the responsible division to work out specific solutions and reviews their progress. These are Nippon Steel's endeavors on a daily basis to enhance its internal audit. Further, Nippon Steel has established a help line system (Corporate Life Consulting Room) that offers personal consultation to its employees and their families in the performance of their company responsibilities.

In addition, in order to strengthen the risk management system of the entire Nippon Steel Group, each company within the group has designated a person to be responsible for risk management. This facilitates the sharing of related information and the implementation of stepped-up measures between Nippon Steel and each of the group companies.

Furthermore, Nippon Steel is prepared to immediately call upon its Crisis Management Team—consisting of corporate auditors, outside attorneys and the President who serves as its director—to handle emergencies that threaten to seriously affect corporate management of Nippon Steel or the Nippon Steel Group. In so doing, the company is prepared, even at an early stage, to promptly take any steps necessary to minimize damage or adverse consequences.

(ii) Remunerations of Directors

(Yen)

Kind of payment		Payment in fiscal 2003
Directors	Remunerations	1,047,470,000
	Retirement bonuses	1,942,200,000
Corporate auditors	Remunerations	85,440,000
	Retirement bonuses	–

Note: Remunerations to directors include the amount of salary (including bonuses) paid to directors who work concurrently as employees and directors for services rendered in their capacities as employees

(iii) Remunerations of Auditing

(Yen)

Kind of payment	Payment in fiscal 2003
Remunerations involved in issuing audit certificates	56,350,000
Other remunerations	17,110,048

3. Operating Results and Financial Situations

(1) Overview of Fiscal 2003

The Japanese economy during fiscal 2003 showed a steady recovery, buttressed by a high level of exports primarily to Asia, a rally in private capital investment and other favorable factors.

In the steel industry, domestic steel demand for the construction industry remained sluggish; however, for automobile, shipbuilding and industrial machinery industries, each of which enjoyed brisk overseas demand, domestic demand for steel maintained a relatively firm pace. Steel exports also remained high, reflecting robust demand in China.

Under these circumstances, national crude steel production during fiscal 2003 increased by 1.19 million tons over the previous year to reach 110.98 million tons. Similarly, crude steel production at Nippon Steel rose by 0.24 million tons to a total of 30.14 million tons.

Given this operating environment, assiduous managerial effort was made by Nippon Steel in conjunction with its group companies towards structuring a robust management foundation. An overview of the consolidated operating performance by each business sector in fiscal 2003 is as follows.

(Consolidated Operating Performance by Business Sector)

(Billions of yen)

	Net sales		Operating profits	
	Fiscal 2003	Fiscal 2002	Fiscal 2003	Fiscal 2002
Steelmaking and steel fabrication	2,156.9	1,980.8	189.7	112.8
Engineering and construction	293.1	274.9	4.3	2.4
Urban development	120.8	105.1	13.5	4.4
Chemicals and nonferrous materials	275.7	346.2	12.6	13.4
System solutions	150.8	153.1	9.1	9.7
Other businesses	73.6	79.0	(4.3)	(2.1)
Total	3,071.1	2,939.3	225.1	140.8
Elimination of intersegment transactions	(145.2)	(190.0)	(0.6)	2.1
Consolidated total	2,925.8	2,749.3	224.4	142.9

(Steelmaking and Steel Fabrication)

The worldwide availability of raw materials, fuels and freight capacity steeply contracted due to active demand in China. Amid soaring costs for raw materials, fuel and ocean freight, Nippon Steel worked to fine-tune production and shipments to meet demand, while also continuing efforts to improve both domestic and export prices for steel. At the same time, the company joined its group companies in a maximum effort to improve profitability.

As a result, consolidated sales in steelmaking and steel fabrication in fiscal 2003 totaled ¥2,156.9 billion, a gain of ¥176.1 billion over the previous year (¥1,980.8 billion), and consolidated operating profits rose by ¥76.9 billion over the previous year (¥112.8 billion) to ¥189.7 billion.

In the area of equipment investments, successive steps are being taken to acquire a better balance in production, including the relining of blast furnaces (No. 4 blast furnace at Kimitsu Works completed in May 2003, and No. 2 blast furnace at Oita Works to be completed in May 2004).

Research and development efforts primarily targeted stronger international competitiveness, the development of highly differentiated products, and a commitment to environmental preservation and energy conservation.

Sustained emphasis was placed on strengthening Nippon Steel's alliance with other domestic and foreign steelmakers. Nippon Steel and Sumitomo Metal Industries, Ltd. integrated their stainless steel businesses through a new company named Nippon Steel & Sumikin Stainless Steel Corporation that was jointly established (joint *Shinsetsu Bunkatsu*) on schedule in October 2003. Overseas, Nippon Steel signed a Joint Venture Agreement with Baoshan Iron & Steel Co., Ltd. of China and Arcelor of the EU to establish a company on Baoshan Iron & Steel's premises (Shanghai) to manufacture and sell automotive steel sheets. Nippon Steel continues, with Arcelor, to conduct joint R&D in the area of automotive steel sheets and joint technological approach in response to world-car projects of automobile makers. Nippon Steel also reached an agreement with the Ispat Group, a

longtime partner in Nippon Steel's joint ventures in the U.S. to manufacture cold-rolled and coated steel sheets, to establish a closer alliance aimed at enhancing the ability of these joint ventures to respond to the needs of North American automakers and other customers. Further, the strategic alliance between Nippon Steel and POSCO of Korea has led to their support for consolidation of operations of a coal mine in Australia in which Nippon Steel has equity interests and another Australian coal mine in which POSCO has equity interests. The consolidation was agreed in February 2004.

In the procurement of raw materials, a worldwide tightening of supply and demand for steel raw materials has been caused by brisk demand in China and other countries. To cope with this, basic agreements were reached with Rio Tinto (Australia and the U.K.) on creating a comprehensive alliance involving Nippon Steel's acquisition of interests in and the development of iron ore and coking coal mines in Australia and conclusion of long-term contracts for such raw materials. Nippon Steel anticipates that the basic agreements will ensure the stable supply of steel raw materials over medium- to long-term basis and also establish a closer relationship with Rio Tinto in a wide range of areas including cooperation on marine transportation. Nippon Steel also came to an agreement with Kanematsu Corporation and Tianjin Tiantie Coking and Chemical Co., Ltd., a company from which Nippon Steel procures coke in China, on the establishment of a joint venture in Tianjin City, China to manufacture and sell coke.

As for Nippon Steel's strategies for the operation of all Nippon Steel Group companies, efforts on stronger consolidated management and "selection and concentration" of management resources in core businesses were accelerated in fiscal 2003. An agreement was reached in April 2004 to transform three consolidated subsidiaries into wholly owned subsidiaries of Nippon Steel in July 2004, through share-for-share exchange (*Kabushiki Kokan)* using Nippon Steel's treasury stocks. These companies are Nittetsu Steel Sheet Corporation, Nippon Steel Pipe Co., Ltd. and Nippon Steel Metal Products Co., Ltd., each of which functions as a core company of the Nippon Steel Group vis-à-vis activities in markets for steel sheets used as building materials, steel pipe and tubes, and fabricated products used in building construction and civil engineering, respectively. However, in order for these companies to continue making strides in the future, it was determined that a still stronger alliance had to be established in which each company was more closely integrated with Nippon Steel than ever before. In addition, business integration is being actively promoted among Nippon Steel Group companies, mainly those engaged in sales and processing of steel products.

(Engineering and Construction)
In the engineering and construction sector, a severe operating environment in the domestic market still prevails due primarily to prolonged stringency in public works expenditures. Under these circumstances, Nippon Steel is strengthening the development and promotion of customer-oriented solution projects that meet both social and client needs. These efforts were rewarded with new orders, including one in the environmental field that was placed by the city of Kitakyushu for a large direct waste melting and recycling plant and another in the construction field for the No. 7 Central Government building—one of the largest private finance initiative (PFI) projects in the country.

Overseas, Nippon Steel has steadily secured orders for oil and natural gas development projects in Sakhalin, Russia, and other Asian districts. At the same time, stepped-up marketing has been promoted in China by capitalizing on a newly established subsidiary involved in steel plant business.

Further, Nippon Steel is making steady progress in implementing various energy related solution businesses, which include retail electricity sales and wind power generation.

Consolidated sales in engineering and construction in fiscal 2003 increased by ¥18.2 billion from the previous year (¥274.9 billion) to ¥293.1 billion; consolidated operating profits also increased by ¥1.8 billion from the previous year (¥2.4 billion) to ¥4.3 billion.

(Urban Development)
Nippon Steel City Produce, Inc. is using its unique capabilities as a developer to promote various urban development projects. These include the Yawata-Higashida comprehensive development project in Kitakyushu and the Hanada development project in Sakai, Osaka, both of which utilize company-owned lands. Nippon Steel City Produce is also committed to projects involving asset reevaluation in the redevelopment of underutilized urban areas and to condominium sales mainly in Tokyo metropolitan areas and the Kansai district.

Both consolidated sales and operating profits in urban development in fiscal 2003 showed growth: a gain of ¥15.6

billion over the previous year (¥105.1 billion) to ¥120.8 billion in sales and a gain of ¥9.0 billion over the previous year (¥4.4 billion) to ¥13.5 billion in operating profits.

(Chemicals and Nonferrous Materials)
Nippon Steel Chemical Co., Ltd., which became a wholly owned subsidiary of Nippon Steel in July 2003, spearheads the chemicals operations of the Nippon Steel Group. Following its inception as a coal chemicals business, this company has developed to include fields of petrochemical products and electronics materials into which it has preferentially injected management resources. These include ESPANEX, an adhesive-free copper-clad laminated sheet for flexible printed circuit boards in addition to styrene monomers and other petrochemical products. In so doing, it now compares favorably with other major chemical companies in Japan in terms of profitability. In April 2004, Nippon Steel Chemical established two joint ventures, one for the sale of industrial gases and another in the business of tar operations. Thus, by pursuing a policy of selection and concentration in business, this company aims to improve and solidify its profit base.

In the area of new materials, a recovery in the major market of IT-related industries was a factor in favorable business operations. Metal foils for use mainly in suspension materials for hard disc drives served as a prime mover in this buoyancy. Another brisk sector was the area of semiconductor materials, including bonding wires and fillers for IC chips, which are prominently served by subsidiaries of Nippon Steel.

In titanium operations, aggressive efforts were directed at the acquisition of large-scale orders for construction materials in domestic and overseas projects and also at the development of new applications for titanium products, such as consumer goods and mufflers for two-wheeled vehicles.

In the area of silicon wafers, Nippon Steel sold all of its equity holdings (45% of the outstanding shares) in Wacker NSCE Corporation, an affiliate of Nippon Steel accounted for by the equity method, to Wacker Group.

Overall, consolidated sales in chemicals and nonferrous materials in fiscal 2003 amounted to ¥275.7 billion, a decrease of ¥70.4 billion from the previous year (¥346.2 billion) that partly resulted from the fact that Nippon Steel Chemical changed its definition of sales during the term. Consolidated operating profits amounted to ¥12.6 billion, a decrease of ¥0.7 billion from the previous year (¥13.4 billion) but having regard to losses of ¥2.7 billion incurred as a result of Nippon Steel Chemical becoming the wholly owned subsidiary of Nippon Steel, effectively, the consolidated operating profits increased from the previous year.

(System Solutions)
The operating environment of the system solutions business continues to be tight, marked by customers strict selection of system solutions projects, fiercer competition with other system solutions companies and declining prices. In this environment, NS Solutions Corporation, a subsidiary of Nippon Steel, has made full use of advanced business-operations knowledge and information systems technology to help clients solve problems, thereby winning high market acceptance.

In addition, NS Solutions has reinforced its commitment to solidifying its business foundations and to improving competitiveness. While strengthening the functions of a special team dedicated solely to assist the formulation of an IT strategy, the company has built an integrated lifecycle support structure for its systems that extends from consulting to development, management and maintenance. At the same time, the company has enhanced the activities to ensure precise management of project risks while also promoting solution activities focused on the pursuit of higher development productivity.

Consolidated sales in system solutions in fiscal 2003 amounted to ¥150.8 billion (¥153.1 billion in the previous year), while consolidated operating profits amounted to ¥9.1 billion, nearly equaling the previous year (¥9.7 billion).

(Other Businesses: Electric Power Supply, Services and Others)
Nippon Steel supplies wholesale electricity to electric power companies from its Hirohata, Yawata, Kamaishi, Muroran, and Oita Works.

Consolidated sales in other businesses in fiscal 2003 amounted to ¥73.6 billion (¥79.0 billion in the previous year), and consolidated operating losses amounted to ¥4.3 billion (losses of ¥2.1 billion in the previous year).

The gas holder explosion that occurred at Nagoya Works in September 2003 caused great anxiety among nearby

residents, customers and many other relevant persons. In April 2004, a new gas holder equipped with advanced safety and anti-disaster devices went into full-scale operation. Henceforth, Nippon Steel firmly resolves to enhance its commitment to safety and disaster prevention based on its experience of this accident.

In January 2004, the Fair Trade Commission of Japan ordered Nippon Steel to take elimination measures in respect of the sales activities of cold-rolled stainless steel sheets. Nippon Steel firmly resolves to demand compliance with laws and to procure ethical business conduct.

Among the foregoing factors, domestic and overseas improvements in the sale prices in the steelmaking and steel fabrication sector and cost curtailments that exceeded expectations in the Medium-Term Consolidated Business Plan were particularly influential. Together, they more than offset adverse factors such as the upward spiral in market prices for raw materials and the gas holder explosion at Nagoya Works. As a result, consolidated sales for fiscal 2003 came to ¥2,925.8 billion, or a gain of ¥176.5 billion over the previous year (¥2,749.3 billion). Consolidated operating profits were ¥224.4 billion, or an increase of ¥81.5 billion over the previous year (¥142.9 billion); consolidated ordinary profits were ¥172.8 billion, or a gain of ¥103.9 billion over the previous year (¥68.8 billion); and consolidated net income was ¥41.5 billion, an improvement of ¥93.2 billion over the previous year (losses of ¥51.6 billion).

As for non-consolidated operations, sales for fiscal 2003 advanced to ¥1,861.8 billion, an increase of ¥72.1 billion over the previous year (¥1,789.7 billion); operating profits rose to ¥162.9 billion, or a gain of ¥70.6 billion over the previous year (¥92.2 billion); and ordinary profits rose to ¥117.6 billion, or an increase of ¥69.3 billion over the previous year (¥48.3 billion). Due to a special loss of ¥34.2 billion credited to impairment for fixed assets and other reasons, non-consolidated net income for fiscal 2003 came to ¥51.2 billion before income taxes, an improvement of ¥82.5 billion over the previous year (losses of ¥31.2 billion) and to ¥31.1 billion after taxes, an improvement of ¥51.6 billion over the previous year (losses of ¥20.4 billion).

Nippon Steel Group has been striving to advance the implementation of a series of accounting reforms. Starting with the 2003 fiscal year accounts, the group applied the accounting principles to the impairment for fixed assets earlier than mandated, thereby enhancing both the soundness of the group's financial structure and the transparency of its financial information.

After carefully considering fiscal 2003 operating results, future prospects, the company's improved financial structure and other factors, Nippon Steel proposes to pay a year-end dividend of ¥1.5 per share, unchanged from the previous year.

(Year-end Assets, Liabilities, Shareholders' Equity and Cash Flows)
Nippon Steel's consolidated assets at the end of fiscal 2003 decreased by ¥51.2 billion from 3,757.1 billion posted a year earlier to ¥3,705.9 billion. This resulted primarily from a reduction of ¥92.3 billion in tangible fixed assets due to the application of accounting impairment for fixed assets and other reasons and also a decrease of ¥113.7 billion in long-term loans due mainly to the assignment of mortgage loans for employees. This decrease more than offset a ¥127.4 billion increase in investments in securities due to an unrealized gain attributable to a recovery in the stock market and other factors.

Consolidated liabilities at the end of fiscal 2003 decreased by ¥212.9 billion from the figure at the end of fiscal 2002 (¥2,883.1 billion), resulting mainly from a reduction of loans.

Shareholders equity at the end of fiscal 2003 increased by ¥149.1 billion from the level at the end of fiscal 2002 (¥789.4 billion), despite cash dividends of ¥9.9 billion paid through the appropriation of fiscal 2002's distributable profits. The increase derived mainly from consolidated net income of ¥41.5 for fiscal 2003 and an increase of ¥108.5 billion in unrealized gains on available-for-sale securities.

Cash flows from operating activities during fiscal 2003 resulted in a total income of ¥288.0 billion (¥334.5 billion a year earlier). This total was obtained by adding ¥183.5 billion in depreciation and amortization and ¥26.7 billion in inventories decrease to ¥73.6 billion in consolidated net income before income taxes and minority interest; reducing ¥40.0 billion in notes and accounts receivable-trade; adding items that do not cause an outflow of cash, such as the ¥60.0 billion loss on impairment for fixed assets (which is included in consolidated net profit before income taxes and minority interest for fiscal 2003); and factoring in payments for enterprise taxes and other items.

Cash flows from investing activities came to a total income of ¥51.8 billion (a total expenditure of ¥147.0 billion a year earlier). This resulted from outlays of ¥155.7 billion for the acquisition of tangible and intangible fixed assets minus income from asset reduction, the assignment of mortgage loans for employees, etc.

Free cash flows of ¥339.9 billion arising from the above were appropriated for the repayment of loans and the redemption of bonds and notes, totaling ¥327.8 billion, cash dividends of ¥9.9 billion and others.

Nippon Steel made every effort to reduce interest-bearing debts using cash flows arising from operating activities. At the same time, in order to procure the capital required for cash payments such as the redemption of loans and the repayment of long-term loans, Nippon Steel closely monitored developments in the financial market and secured less expensive capital by, among other means, issuing corporate bonds and acquiring long-term loans.

Nippon Steel also remained committed to improving its consolidated financial structure by proceeding with the liquidation of consolidated asset holdings, such as the assignment of mortgage loans for employees. As a result, the balance of interest-bearing debts outstanding at the end of fiscal 2003 was reduced to ¥1,561.2 billion, or an improvement of ¥310.6 billion from a year earlier—an achievement reached two years earlier than anticipated in the Medium-Term Consolidated Business Plan.

(2) Outlook for Fiscal 2004

Regarding the outlook of the Japanese economy, situations about the future of the Chinese economy and developments in foreign currency exchange rates require that they be closely watched. Nevertheless, a business recovery led mainly by exports and private capital investments can be expected.

In the Japanese steel industry, domestic demand for steel, especially among manufacturers, is expected to remain firm as a reflection of the recovery in private capital investments and buoyancy in external demand. Japanese steel exports will also see continued and active demand for the time being, especially from East Asia. It is feared, however, that the Japanese steel industry will be affected by worldwide shortfalls in the supply of steelmaking raw materials, together with upward spiraling prices, that will be caused by the ongoing rapid expansion of steel production in China.

In this environment, Nippon Steel will continue efforts to strengthen its technological development capabilities and its competitiveness in terms of quality. Concurrently, it will make every possible effort to fine-tune production to match demand. In addition, Nippon Steel, together with its group companies, will make managerial efforts to enhance profitability and accelerate to realize a sound financial structure. Based on our view that changes in the current global balance in the supply and demand of iron and steel products, triggered by the booming Chinese economy, not as short-lived but as a fundamental issue, Nippon Steel will ask its customers to fully understand this as it continues with efforts to improve steel prices.

A harsh operating environment is expected to persist in engineering and construction and other business sectors. Nippon Steel will focus its efforts on creating a stable profit foundation and strengthening its financial structure in these sectors.

Nippon Steel will aim for the following operating performance for fiscal 2004 (April 1, 2004 to March 31, 2005):

- **Consolidated Operating Performance**

(Billions of yen)

	Net sales	Operating profit	Ordinary profit	Net income
Fiscal 2004	3,090	250	200	100
1st half of fiscal 2004	1,440	85	65	30

- **Non-Consolidated Operating Performance**

(Billions of yen)

	Net sales	Operating profit	Ordinary profit	Net income
Fiscal 2004	1,920	200	150	80
1st half of fiscal 2004	900	75	55	30

In fiscal 2004 and beyond, Nippon Steel will, in principle, distribute profits consistent with the consolidated operating results of each fiscal year. The company will reward shareholders with dividends based on consideration

of capital requirements for investment and other activities aimed at raising corporate value, prospects for future operating results and other relevant factors and by endeavoring to further reinforce its financial structure.

Nippon Steel and its group companies are firmly and collectively resolved to carry out the Medium-Term Consolidated Business Plan, thereby demonstrating the full potential inherent in the total capabilities of the Nippon Steel Group.

(3) Trends in Cash Flow Indicators

Fiscal year	1999	2000	2001	2002	2003
Ratio of shareholders' equity (%)	21.3	23.2	22.5	21.0	25.3
Ratio of shareholders' equity at market price (%)	40.0	33.5	32.1	25.1	44.3
Debt redemption term (years)	5.3	6.9	9.3	5.6	5.4
Interest coverage ratio (times)	8.8	7.6	6.4	11.5	12.0

Notes:
Ratio of shareholders' equity: Shareholders' equity/Total assets
Ratio of shareholders' equity at market price: Current aggregate value of shares/Total assets
Debt redemption term: Interest-bearing debt/Cash flows from operating activities
Interest coverage ratio: Cash flows from operating activities/Interest expenses

* Each indicator is calculated from the figures in the consolidated financial statements.
* Current aggregate value of shares is calculated by multiplying the common stock price at term end by the number of shares outstanding at term end.
* Interest-bearing debts cover all debts bearing interests (short-term loans, commercial papers, corporate bonds due within one year, convertible bonds due within one year, corporate bonds, convertible bonds and long-term loans).
* Cash flows from operating activities in the consolidated statements of cash flows are used for the cash flows from operating activities, and the interest expenses in the consolidated statements of cash flows is used for the interest expenses.

Notes to the Consolidated Financial Statements

I. Basis of Presenting the Consolidated Financial Statements

1. Scope of Consolidation and Application of the Equity Method

The consolidated financial statements include the accounts of the Corporation and its 259 subsidiaries. The equity method was applied to the equity of 73 of its affiliates.

2. Closing date of the Consolidated Subsidiaries

Certain consolidated subsidiaries including Nippon Steel U.S.A, Inc., have closing dates, either December 31 or February 29, different from the consolidation closing date of the Corporation, which is March 31. These companies are consolidated after making adjustments to reflect any material transactions that might take place between their closing date and March 31 of each year. Tokai Special Steel Co., Ltd. has its closing date on November 30 and thus the company is consolidated after making temporary settlement of accounts in conformity with the company's regular settlement of accounts.

3. Accounting standard

(1) Valuation basis and valuation method for significant assets

a. Marketable securities including investments in securities

• Debt securities held to maturity: Amortized cost method (straight-line method)

• Other securities:

Marketable securities are valued by market price method according to the market price, etc., on the closing date (the difference in revaluation is included in shareholders' equity, and the cost of selling is calculated by the moving-average method), and other unquoted securities are valued at cost determined by the moving-average method.

b. Inventories

Inventories are mainly valued at cost determined by the periodic-average method (major assets valued at the lower of cost or market value with cost being determined by the last-in, first-out method: finished products, semifinished products and raw materials other than those involved in the coke operation of Nippon Steel Chemical Co., Ltd., a consolidated subsidiary of the Corporation).

(2) Depreciation method for significant depreciable assets

a. Tangible fixed assets

The declining-balance method is mainly adopted. The major assets to which the straight-line method is applied are all the tangible fixed assets of Nippon Steel Chemical Co., Ltd., which is a consolidated subsidiary.

However, the depreciation method of buildings (excluding auxiliary facilities attached to buildings) that were acquired on and after April 1, 1998, is computed using the straight-line method.

Major durable years are as follows:

Buildings and structures	7~60 years
Machinery and transportation equipment	4~20 years

b. Intangible fixed assets

Amortization is generally computed on the straight-line method. For purchased software that is a commercially completed product and software for which a contract has been concluded for the receipt of a usage charge, through leasing to a third party, the straight-line method on the basis of the software's period of intracompany use (five years) is adopted.

(3) Accounting basis for significant reserves

a. Allowance for doubtful accounts

To prepare for credit losses, the reserve for doubtful accounts is provided, in accordance with the actual write-off rate at the maximum amount deductible under the Corporate Tax Law plus additional special provisions estimated by the Corporation for certain doubtful accounts.

b. Accrued pension and severance costs

To provide for the future payment of retirement benefits to employees, the Corporation provides for amount for the accrued pension and severance costs, based on the estimated payments as of the end of this consolidated term.

The amortization of the transition obligation as a result of the implementation of a new accounting standard for

the retirement benefits existed at the beginning of fiscal 2000 has been collectively written off at the interim term of fiscal 2000 by the Corporation and some of its consolidated subsidiaries by establishing employee retirement benefit trusts, and the remaining amount is mainly amortized by the straight-line method over a period of five years.

The past service costs are amortized by the straight-line method for a certain number of years equal to or less than the average period of service left at the time of accrual of each consolidated fiscal year (14 years for the Corporation, approximately 1~ 5 years for its consolidated subsidiaries).

The actuarially computed difference is amortized by the straight-line method for a certain number of years equal to or less than the average period of service left at the time of accrual of each consolidated fiscal year (14 years for the Corporation, approximately 7~15 years for its consolidated subsidiaries), mainly starting with the following term of accrual.

c. Reserve for special repairs
The Corporation records the reserve for repair for blast furnaces, hot blast stoves and ships considering the past repairs to provide for regular large-scale repairs.

(4) Accounting for significant leases
Finance lease contracts, other than those through which the ownership of the leased assets is to be transferred to lessees, are mainly accounted for by a method similar to the operating lease method.

(5) Hedge accounting method
a. Hedge accounting method
Deferred hedge accounting is adopted. Foreign exchange forward contracts to hedge trades in foreign currency and long-term receivables and payables in foreign currencies meeting the appropriation requirements are appropriated, and interest rate swaps meeting the special treatment requirements are specially treated.

b. Hedging means and the transactions to be hedged
• Forward exchange forward contracts: Trades in foreign currency, long-term receivables and payables and in foreign currencies and anticipated transactions
• Interest rate swaps: Loans and corporate bonds
• Commodity transactions in futures: Payables in nickel purchasing and anticipated transactions

c. Hedging policy
The Corporation hedges the risk exposure of its derivative financial instruments from fluctuations in interest rates, foreign exchange rates and price of raw nickel in accordance with an internal rule ("Management policy and procedure manual on derivatives"). The rule allows the Corporation to use derivative financial instruments limited to the actual demand transactions , under the policy that the Corporation shall not use them for speculative trading purpose. The consolidated subsidiaries similarly follow the aforementioned hedging policy as a general rule.

d. Method to evaluate the effectiveness of hedging instruments
The Corporation semiannually evaluates the effectiveness of hedging instruments based on the fluctuated values and the like obtained by making a comparison between the sum of fluctuations in cash flows or fluctuations in quotations subjected to hedging and the sum of fluctuations in cash flows or fluctuations in quotations as the hedging instrument. But the effectiveness of evaluation pertaining to foreign exchange forward contracts which meet the appropriation requirement and of interest rate swaps which meet the special treatment requirement are omitted.

(6) Other important policies for presenting the consolidated financial statements
a. Accounting for revenues
The Corporation applies the percentage-of-completion method in accounting for revenues relating to large-scale (construction price of ¥3 billion or more) and long-term (construction period of more than 12 months) construction contracts, and applies the completed contracts method for other contracts.

Revenues from construction contracts accounted for by the percentage-of-completion method are ¥39,733 million.

b. Accounting for consumption taxes
The consumption tax and the local consumption tax withheld on sales or paid on the purchase of goods or

services by the Corporation are generally not included in revenues and expenses.

4. Evaluation of assets and liabilities of consolidated subsidiaries
The assets and liabilities of consolidated subsidiaries are valued using the full mark-to-market method.

5. Amortization of consolidation adjustments
The amortization of those consolidation adjustments for which effective years can be estimated in the year of their accrual is written off over those years, and all other consolidation adjustments are amortized on a straight-line basis over a period of five years.

6. Appropriation of retained earnings
The calculation of consolidated retained earnings is based on the appropriations of retained earnings for consolidated companies that determined them during the consolidated fiscal year.

7. Scope of cash and cash equivalents in the consolidated statements of cash flows
Cash and cash equivalents in the consolidated statements of cash flows include cash on hand, bank deposits on demand and short-term investments due within three months from the acquired date which are easily convertible into cash with little risk of value fluctuation.

II. Additional Information

Change of Accounting Policies
Starting with the financial statements for the consolidated financial year ending March 31, 2004, it has become possible for the Corporation to adopt accounting standards for the impairment for fixed assets (Opinion Concerning the Establishment of Accounting Standards for the Impairment for Fixed Assets: Business Accounting Council, August 9, 2002) and Application Guidelines for Accounting Standards for the Impairment for Fixed Assets (Operating Guidelines for Business Accounting Standards, No. 6, October 31, 2003). In light of this, the Corporation adopted the standards and guidelines in the current fiscal term. The effect of this adoption on the income before income taxes and minority interest was minus ¥60,055 million.

The accumulated loss on the impairment for fixed assets was deducted directly from each asset value based on the revised rules on consolidated financial statements.

III. Notes to the Consolidated Financial Statements

1. The Consolidated Balance Sheets and Statements of Income
(1) Accumulated depreciation deducted from tangible fixed assets: ¥4,872,570 million (¥4,780,955 million in the previous year).

(2) The assets pledged as collateral: ¥154,009 million (¥161,108 million in the previous year).

(3) Contingent liabilities
The ending balance of guarantee of loans: ¥33,369 million (¥62,336 million in the previous year).
Of which, the substantial amount taking into account guarantee of loans undertaken by others: ¥30,185 million (¥59,268 million the previous year).
The ending balance of the committed guarantee of loans: ¥11,849 million (¥32,891 million in the previous year).
Of which, the substantial amount taking into account the committed guarantee of loans undertaken by others: ¥11,462 million (¥21,039 million in the previous year).

(4) Discounted notes receivable: ¥1,072 million (¥3,880 million in the previous year).

(5) Notes receivable transferred by endorsement: ¥1,011 million (¥964 million in the previous year).

(6) Loss on impairment for fixed assets
To determine loss on the impairment for fixed assets, the individual business operations of the Nippon Steel Group, as a rule, were divided into groups by business sector. For the valuation of accounts recoverable, fair sales value was compared with value in use. While fair sales value was primarily applied for idle real estates, value in use was mainly for the rest. For the assessment of fair sales value, the prevailing market price based on the

publicly announced price was applied. For the discount rate in the calculation of value in use, the Corporation's capital cost (7%) before income taxes was applied.

As a result, loss on the impairment for fixed assets amounting to ¥60,055 million was posted as a special loss. Primary factors contributing to this loss were company-owned idle real estates in each business operation and leased properties in the urban development sector, which, amid the recent plunge in land prices, have suffered a widening gap between the carrying amount and the market value. Underperforming business assets (such as a theme park business at Space World, Inc.) were another factor, which remained flat in operating income due to the excessive depreciation burdens derived from investments during the bubble economy.

2. Notes to consolidated statements of cash flows

Relations between the term-end balance of cash and cash equivalents and the accounts listed in the consolidated balance sheets

(Millions of yen)

	March 2004 term-end	March 2003 term-end
Cash and deposits account	81,219	78,132
Time deposits with maturities exceeding three months	(1,106)	(2,351)
Securities due within three months	279	822
Cash and cash equivalents	80,393	76,603

3. Segment Information

(1) Information by Industry Segment

March 2004 term (April 1, 2003 to March 31, 2004)

(Millions of yen)

	Steelmaking and steel fabrication	Engineering and construction	Urban development	Chemicals, nonferrous materials	System solutions	Other businesses	Total	Elimination of intersegment transactions	Consolidated total
I. Sales and operating profit (loss)									
Sales									
(1) Customers	2,127,949	246,440	114,241	244,579	124,998	67,669	2,925,878	—	2,925,878
(2) Intersegment	28,997	46,697	6,570	31,217	25,851	5,945	145,280	(145,280)	—
Total	2,156,946	293,137	120,811	275,797	150,850	73,615	3,071,159	(145,280)	2,925,878
Operating costs and expenses	1,967,229	288,778	107,284	263,129	141,667	77,925	2,846,015	(144,612)	2,701,403
Operating profit (loss)	189,717	4,359	13,526	12,667	9,182	(4,310)	225,143	(668)	224,475
II. Assets, depreciation and capital expenditure									
Assets	2,931,098	206,113	160,394	281,847	93,213	205,796	3,878,462	(172,544)	3,705,917
Depreciation	153,923	2,472	2,409	11,853	1,240	12,051	183,950	(440)	183,510
Loss on impairment for fixed assets	30,977	—	14,788	1,455	—	12,833	60,055	—	60,055
Capital expenditure	141,477	1,851	1,320	9,219	1,437	1,805	157,112	(7,519)	149,593

March 2003 term (April 1, 2002 to March 31, 2003)

(Millions of yen)

	Steelmaking and steel fabrication	Engineering and construction	Urban development	Chemicals, nonferrous materials	System solutions	Other businesses	Total	Elimination of intersegment transactions	Consolidated total
I. Sales and operating profit									
Sales									
(1) Customers	1,941,907	247,456	97,119	265,266	125,526	72,029	2,749,306	—	2,749,306
(2) Intersegment	38,902	27,447	8,069	80,966	27,616	7,029	190,031	(190,031)	—
Total	1,980,809	274,903	105,188	346,232	153,143	79,059	2,939,337	(190,031)	2,749,306
Operating costs and expenses	1,867,993	272,443	100,718	332,774	143,366	81,215	2,798,511	(192,166)	2,606,344
Operating profit	112,816	2,460	4,469	13,458	9,776	(2,155)	140,825	2,135	142,961
II. Assets, depreciation and capital expenditure									
Assets	2,813,843	216,367	186,962	292,937	97,482	353,667	3,961,261	(204,086)	3,757,175
Depreciation	163,644	1,914	2,509	13,416	1,282	14,255	197,023	(369)	196,653
Capital expenditure	125,765	2,180	2,533	12,066	1,097	22,804	166,449	(3,131)	163,318

Note 1: Industry segmentation method

The Corporation and its subsidiaries operate in the segments comprising "steelmaking and steel fabrication," "engineering and construction," "urban development," "chemicals and nonferrous materials," "system solutions," "power supply" and "services and other businesses." "Power supply" and "services and other businesses" are together presented as "Other businesses" in the above list.

The business segment and presentation method have been determined based on the basic policy to present the characteristics of the respective business areas accurately and concisely in the diversifying business structure.

(March 2004 term)
Nippon Steel Chemical has changed its definition of sales from the current term. Following the change, sales to customers, intersegment sales and operating costs and expenses in the chemicals and non-ferrous materials segment decreased by ¥14,491 million, ¥35,432 million and ¥49,923 million respectively. The effect due to these decreases on the operating profit is nil.

(March 2003 term)
In transferring all the operations of Nippon Steel's Urban Development Division to Nippon Steel City Produce, Inc., a wholly-owned subsidiary, implemented in April 2002, some of the companies which were categorized as "urban development" in the previous term were transferred to "other businesses." As a result, sales, operating costs and expenses, operating profits, depreciation and capital expenditure of relevant companies, appropriated in "urban development" in the previous term, were appropriated in "other businesses" from the March 2003 term. Following the appropriation, sales and operating costs and expenses of "urban development" decreased by ¥7,453 million and ¥8,218 million respectively, and operating profits increased by ¥765 million, while depreciation and capital expenditure of "urban development" decreased by ¥1,929 million and ¥382 million respectively. Sales and operating costs and expenses of "other businesses" increased by ¥7,453 million and ¥8,218 million respectively, and operating profits decreased by ¥765 million, while depreciation and capital expenditure of "other businesses" increased by ¥1,929 million and ¥382 million respectively.

Note 2:**Major product lines categorized by industry segment**

Industry segment	Main line of business		
Steelmaking and steel fabrication	Steel products	Rails and shapes	Rails, sheet piles, H-beams and other shapes Bars, bar-in-coils, carbon steel wire rods, alloy wire rods
		Plates and sheets	Heavy plates, medium plates, hot-rolled sheets, cold-rolled sheets Electrolytic tinplate, tin-free steel, galvanized sheets, other coated sheets, pre-painted sheets Electrical steel sheets
		Pipes and tubes	Seamless, butt-welded, electric resistance-welded, electric-arc welded, cold drawn, coated pipes and tubes
		Specialty steel products	Stainless steel, carbon steels for machine structural applications, alloy steels for structural applications, wire rods for springs, bearing steel, heat-resistant steel, free-cutting steel, wire rods for piano wire, high-strength steel
		Secondary products	H-beam bridges, steel segments, gratings, PANZERMAST, vibration-damping sheets and plates, NS Louver, steel sheet members for building structures, column, welding materials, drums, bolts/nuts/washers, fabricated wire rod products, OCTG accessories, construction and civil engineering materials
	Foundry pig iron, steel ingots, etc.		Steelmaking pig iron, foundry pig iron, steel ingots, slag products, cement
	Steelmaking-related businesses		Design, maintenance and construction of mechanical, electrical and instrumentation apparatus, ocean transportation, harbor transportation, land transportation, stevedoring, warehousing, packaging, material testing and analysis, evaluation of working environments, surveys on technical information, management and operation of various facilities, security service, raw materials settlement-related services
Engineering and construction	Iron- and steelmaking plants, factory automation and distribution automation systems, rolls, various industrial machinery and equipment, industrial furnaces, resources recycling and environmental restoration solutions Environmental plants and water supply and sewage related facilities Construction of power plants, chemical plants, storage facilities, construction of various land and submarine pipelines Various energy-related solutions, fabrication and construction of marine structures, civil engineering, fabrication and construction of bridges, piling General building construction, steel structure construction, various truss systems, standardized buildings, base-isolated and vibration-control devices Urban development-related solutions Iron- and steelmaking plant construction engineering, technical guidance on plant operation, licensing of iron- and steelmaking technologies		
Urban development	Urban development, condominiums and other real estates		
Chemicals and nonferrous materials	Coal tar, ammonium sulfate, cokes, various chemical products, electronic parts Titanium products, aluminum products Fine ceramic products, raw materials for ferrite, cold-rolled metal foils, catalyst substrate for purifying exhaust gas, carbon-fiber composite materials, bonding wires for semiconductors, power supply equipment		
System solutions	Engineering and consulting services pertaining to computer systems		
Other businesses — Power supply	Supply of electricity		
Other businesses — Services and others	[Theme parks] Operation of space-oriented training facilities and exhibition booth, amusement facilities [Energy] Geothermal steam, hydrogen gas [Finance and insurance] Financing and management of capital, non-life insurance agency [Others] Operation of homes for the aged, planning of trainings, retail service, food		

(2) Geographic segment information
March 2004 term
Domestic sales cover more than 90% of consolidated sales at all segments, and therefore graphic segment information is omitted.

(3) Overseas sales

March 2004 term

	Asia	North America, etc.	Total
I Overseas sales (millions of yen)	475,779	182,456	658,236
II Consolidated sales (millions of yen)			2,925,878
III Percentage of overseas sales to consolidated sales (%)	16.3	6.2	22.5

Notes:
1) Nations or regions are classified according to geographical proximity.
2) Major nations or regions in the respective categories:
(1) Asia: China, South Korea, Taiwan, Thailand
(2) North America, etc.: United States
3) "Overseas sales" represents sales of Nippon Steel and its consolidated subsidiaries made in nations or regions other than Japan.

March 2003 term

	Asia	North America, etc.	Total
I Overseas sales (millions of yen)	463,409	147,719	611,129
II Consolidated sales (millions of yen)			2,749,306
III Percentage of overseas sales to consolidated sales (%)	16.8	5.4	22.2

Notes:
1) Nations or regions are classified according to geographical proximity.
2) Major nations or regions in the respective categories:
(1) Asia: China, South Korea, Taiwan, Thailand
(2) North America, etc.: United States
3) "Overseas sales" represents sales of Nippon Steel and its consolidated subsidiaries made in nations or regions other than Japan.

Important Events after March 31, 2004

Nippon Steel resolved at its Board of Directors' meeting held on April 28, 2004 that Nippon Steel would make each of Nittetsu Steel Sheet Corporation, Nippon Steel Pipe Co., Ltd. and Nippon Steel Metal Products Co., Ltd. its wholly-owned subsidiary as of July 31, 2004 through share-for-share exchange under the Commercial Code of Japan. NSC and each of Nittetsu Steel Sheet Corporation, Nippon Steel Pipe Co., Ltd. and Nippon Steel Metal Products Co., Ltd. entered into a share-for-share exchange agreement respectively. 1.095 Nippon Steel shares will be allocated 1 Nittetsu Steel Sheet share, 0.646 Nippon Steel share to 1 Nippon Steel Pipe share and 1.679 Nippon Steel shares to 1 Nippon Steel Metal Products Nippon Steel shares held as treasury stock will be allocated in total.) The share-for-share exchanges will be implemented without obtaining the approval of the meeting of shareholders of Nippon Steel according to the provision of Clause 1, Article 358 of the Commercial Code of Japan.